UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 8, 2021

USHG Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40109	85-4281417
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

853 Broadway, 17th Floor New York, New York	10003
(Address of Principal Executive Offices)	(Zip Code)

(212) 228-3585

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	HUGSU	New York Stock Exchange
Class A common stock, par value $0.0001 per share	HUGS	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	HUGSW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Investment Agreement

On November 8, 2021, USHG Acquisition Corp., a Delaware corporation (“HUGS”), entered into an Investment Agreement and Plan of Merger (the “Investment Agreement”) with Panera Brands, Inc., a Delaware corporation (“Panera”), and Rye Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Panera (“Merger Sub”), pursuant to which Merger Sub will merge with and into HUGS, with HUGS surviving the merger as a wholly owned subsidiary of Panera (the “Merger”).

Upon the terms and subject to the conditions set forth in the Investment Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of HUGS’ Class A common stock, par value $0.0001 per share (“HUGS Class A Stock”), and each issued and outstanding share of HUGS’ Class B common stock, par value $0.0001 per share (“HUGS Class B Stock”), will be converted into the right to receive a number of shares of Panera’s common stock, par value $0.01 per share (“Panera Common Stock”) at an exchange ratio of $10.00 divided by the public offering price per share in the Panera IPO (as defined below) (such consideration, the “Per Share Consideration”). In addition, at the Effective Time, each issued and outstanding warrant of HUGS will be assumed by Panera and will relate to Panera Common Stock (each, a “Warrant”) (with the number of shares of Panera Common Stock underlying each Warrant adjusted in accordance with the terms of the Investment Agreement).

The consummation of the proposed Transactions (as defined in the Investment Agreement) is subject to the receipt of the requisite approval of the stockholders of HUGS (such approval, the “HUGS stockholder approval”) and the fulfillment of certain other conditions, including the consummation of Panera’s initial public offering of Panera Common Stock (the “Panera IPO”).

Representations and Warranties

The Investment Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization and qualification, (b) capitalization, (c) authorization to enter into the Investment Agreement, (d) financial statements and absence of undisclosed liabilities, (e) consents and requisite governmental approvals, (f) permits, (g) material contracts, (h) absence of changes, (i) litigation, (j) compliance with laws, (k) environmental matters, (l) employee matters, (j) intellectual property, (k) taxes and (l) real property. The representations and warranties of HUGS, Panera and Merger Sub will not survive the closing of the Merger (the “Closing”).

Covenants

The Investment Agreement requires the parties to conduct their businesses in the ordinary course in all material respects, includes other customary covenants of HUGS with respect to the operation of its business prior to consummation of the Transactions and requires both parties to use efforts to satisfy the conditions to consummate the Transactions. The Investment Agreement also contains additional covenants of the parties, including, among others, (a) covenants requiring HUGS and Panera to use reasonable best efforts to obtain all necessary regulatory approvals, (b) covenants providing for HUGS, Panera and Merger Sub to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Investment Agreement) required to be filed in connection with the Transactions and (c) covenants providing that certain Panera directors, officers and stockholders enter into lock-up agreements with the managing underwriters of the Panera IPO.

Panera Non-Solicitation Restrictions

From the date of the Investment Agreement to the Closing, or the earlier termination of the Investment Agreement in accordance with its terms, Panera has agreed not to, among other things, (i) solicit, initiate, knowingly encourage, knowingly facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a Company Acquisition Proposal (as defined in the Investment Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) waive or otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to a Company Acquisition Proposal, including without limitation any “standstill” or similar provisions thereunder; or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

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Notwithstanding anything to the contrary therein, if Panera receives a written proposal for any transaction under which any person would acquire or otherwise purchase control of Panera or any of its controlled affiliates or all or a material portion of assets or businesses of Panera or any of its controlled affiliates as set forth in the Investment Agreement (such transaction, a “Sale Transaction” and such proposal for a Sale Transaction, a “Competing Proposal”) on or after the date the Investment Agreement is executed and such Competing Proposal did not result from or arise in connection with a breach by Panera of the Investment Agreement, Panera may (i) contact such person to clarify the terms and conditions of the Competing Proposal and to inform such persons of the provisions of the Investment Agreement, (ii) furnish information (including non-public information) with respect to Panera and its subsidiaries and (iii) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Competing Proposal. Panera may terminate the Investment Agreement and enter into a definitive transaction agreement with respect to a Competing Proposal if, and only if, Panera receives a Competing Proposal that did not result or arise in connection with a material breach by Panera of its non-solicitation restrictions in the Investment Agreement and pays the Termination Fee (as defined below) to HUGS.

HUGS Exclusivity Restrictions

From the date of the Investment Agreement to the date of Closing (or the date of the termination of the Investment Agreement in accordance with its terms), HUGS has agreed not to, among other things, (i) solicit, initiate, encourage, facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal (as defined in the Investment Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a SPAC Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a SPAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of SPAC; (v) waive of otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to a SPAC Acquisition Proposal , including without limitation any “standstill” or similar provision thereunder, or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Conditions to Each Party’s Obligations

The obligation of HUGS and Panera to consummate the Merger is subject to certain closing conditions, including, but not limited to, (i) the approval of HUGS stockholders, (ii) the Registration Statement becoming effective, (iii) after giving effect to the Transactions, HUGS having at least $5,000,001 of net tangible assets, (iv) the approval by the Listing Exchange (as defined in the Investment Agreement) of Panera’s listing application in connection with the Merger and (v) the completion of the Panera IPO.

In addition, the obligation of Panera to consummate the Merger is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of HUGS being true and correct to the standards applicable to such representations and warranties and each of the covenants of HUGS having been performed or complied with in all material respects and (ii) the effective resignations of certain directors and executive officers of HUGS.

The obligation of HUGS to consummate the Merger is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of Panera and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of Panera having been performed or complied with in all material respects and (ii) Daniel H. Meyer being appointed as lead independent director of the board of directors of Panera.

Waivers

If permitted under applicable law, either HUGS or Panera may waive in writing any conditions for the benefit of itself or such party contained in the Investment Agreement or in any document delivered pursuant to the Investment Agreement. Notwithstanding the foregoing, pursuant to HUGS’ current certificate of incorporation, HUGS cannot

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consummate the proposed transaction if it has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), remaining after the Closing.

Termination

The Investment Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of HUGS and Panera, (ii) by HUGS if the representations and warranties of Panera are not true and correct or if Panera fails to perform any covenant or agreement set forth in the Investment Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Panera if the representations and warranties of HUGS are not true and correct or if HUGS fails to perform any covenant or agreement set forth in the Investment Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either HUGS or Panera if the Merger is not consummated by June 30, 2022, (v) by either HUGS or Panera if certain required approvals are not obtained from HUGS stockholders after the conclusion of a meeting of HUGS stockholders held for such purpose at which such stockholders voted on such approvals, (vi) by either HUGS or Panera if a law or governmental order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have been enacted, issued, promulgated, enforced or entered and shall have become final and non-appealable, (vii) by Panera if, prior to certain required approvals being obtained from HUGS stockholders, the board of directors of HUGS makes a SPAC Change in Recommendation (as defined in the Investment Agreement) and (viii) by either HUGS or Panera if Panera has entered into a definitive agreement with respect to or consummated a Sale Transaction (an “Acquisition Termination”).

If the Investment Agreement is validly terminated, none of the parties to the Investment Agreement will have any liability or any further obligation under the Investment Agreement other than customary confidentiality obligations, except in the case of Willful Breach (as defined in the Investment Agreement). In the event that (i) the Investment Agreement is terminated after a Competing Proposal has been made and, within three months of such termination, Panera completes a Sale Transaction, or (ii) an Acquisition Termination occurs, Panera shall pay HUGS a termination fee. If the Investment Agreement is terminated following the date of signing but prior to January 22, 2022, the termination fee will equal $10,000,000; if the Investment Agreement is terminated on or after January 22, 2022 but before April 8, 2022, the termination fee will equal $20,000,000; and if the Investment Agreement is terminated on April 8, 2022 or thereafter, the termination fee will equal $30,000,000 (the applicable fee, the “Termination Fee”).

The foregoing description of the Investment Agreement and the Merger does not purport to be complete and is qualified in its entirety by the terms and conditions of the Investment Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Investment Agreement contains representations, warranties and covenants that the parties made to each other as of the date of the Investment Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Investment Agreement. The Investment Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about HUGS, Panera or any other party to the Investment Agreement. In particular, the representations, warranties, covenants and agreements contained in the Investment Agreement, which were made only for purposes of the Investment Agreement and as of specific dates, were solely for the benefit of the parties to the Investment Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Investment Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Investment Agreement. In addition, the representations, warranties, covenants and agreements and

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other terms of the Investment Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Investment Agreement, which subsequent information may or may not be fully reflected in the public disclosures of HUGS or Panera.

Sponsor Letter Agreement

In connection with the execution of the Investment Agreement, USHG Investments, LLC, a Delaware limited liability company (the “Sponsor”), and Share Our Strength, a 501(c)(3) nonprofit organization (together with Sponsor, the “Insiders”), entered into a Sponsor Letter Agreement (the “Sponsor Agreement”) with HUGS and Panera.

The Insiders have agreed to (i) vote all shares of HUGS Class A Stock and all shares of HUGS Class B Stock they beneficially own in favor of the Merger and each other proposal related to the Merger included on the agenda for the HUGS stockholder meeting, (ii) when the HUGS stockholder meeting is held, appear at the meeting or otherwise cause the shares of HUGS Class A Stock and shares of HUGS Class B Stock beneficially owned by them to be counted as present thereat for the purpose of establishing a quorum, (iii) vote all shares of HUGS Class A Stock and shares of HUGS Class B Stock they beneficially own against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Investment Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of HUGS under the Investment Agreement or result in a breach of any covenant or other obligation or agreement of the Insiders contained in the Sponsor Agreement and (iv) waive any right to exercise redemption rights with respect to any shares of HUGS Class A Stock they own and agree not to seek redemption with respect to such shares of HUGS Class A Stock in connection with any business combination.

The Insiders have agreed to enter into a customary lock-up agreement (the “Lockup Agreement”) with the managing underwriters in the Panera IPO pursuant to which each Insider will agree that it will not transfer shares of Panera Common Stock during the period required by the managing underwriters in the Panera IPO (the “IPO Lock-Up”). If, prior to the expiration date of the IPO Lock-Up, the managing underwriters of the Panera IPO release JAB (as defined below) or any of its affiliates from the terms of such lockup agreement entered into by JAB or any of its affiliates in connection with the Panera IPO, then JAB shall request that the managing underwriters also release each Insider from the terms of the Lockup Agreement to permit each Insider to transfer a pro rata number of Merger Shares (as defined below)) beneficially owned by it as otherwise permitted by the Sponsor Agreement.

Each Insider has also agreed, subject to certain exceptions, not to transfer any HUGS Class A Stock, HUGS Class B Stock or any shares of Panera Common Stock received by such Insider as Per Share Consideration in connection with the Merger (such shares of Panera Common Stock, the “Merger Shares”) beneficially owned by it until the earlier to occur of (i) the third anniversary after the consummation of the Merger and (ii) the date on which Panera completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Panera stockholders having the right to exchange their shares of Panera Common Stock for cash, securities or other property. Notwithstanding the foregoing, following the expiration of the Lockup Agreement until the third anniversary of the Closing Date (as defined in the Investment Agreement) (the “Extended Lockup Date”), (a) each Insider may transfer HUGS Class A Stock, HUGS Class B Stock or Merger Shares to certain permitted transferees and (b) each Insider may transfer up to thirty-three percent (33%) of the total number of such Insider’s Merger Shares; provided, however, if prior to the Extended Lockup Date, (1) JAB or any of its affiliates transfers any shares of Panera Common Stock beneficially owned by them (other than certain permitted transfers), then each Insider shall be permitted to transfer an additional pro rata number of Merger Shares beneficially owned by it; or (2) certain intended tax treatment does not apply to the Merger (as determined by a final determination), then each Insider may transfer such number of Merger Shares beneficially owned by it as is necessary to satisfy any tax lability incurred as a result of the Transactions.

In addition, subject to the Lockup Agreement the Sponsor has agreed, subject to certain exceptions, not to transfer, assign or sell (i) any Private Placement Warrants (as defined the Sponsor Agreement) or (ii) any Warrants received as consideration by the Sponsor in exchange for the Private Placement Warrants in connection with the Merger until 30 days after the consummation of the Merger.

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The Sponsor Agreement will terminate on the earlier of (i) the expiration of the Extended Lockup Date and (ii) the termination of the Investment Agreement in accordance with its terms.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

DM Subscription Agreement

In connection with the execution of the Investment Agreement, Mr. Meyer and Panera entered into a subscription agreement (the “DM Subscription Agreement”), pursuant to which, among other things, Mr. Meyer has agreed to subscribe for and purchase, immediately following the consummation of the Panera IPO (the “Panera IPO Closing”), and Panera has agreed to issue and sell to Mr. Meyer immediately prior to the Panera IPO Closing, such number of shares of Panera Common Stock resulting in gross proceeds to Panera of $6.0 million, to be purchased and sold at the public offering price of the Panera Common Stock in the Panera IPO (the “Panera IPO Price”) and subject to the conditions set forth in the DM Subscription Agreement.

The foregoing description of the DM Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the DM Subscription Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

JAB Subscription Agreement

In connection with the execution of the Investment Agreement, JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (“JAB”), Panera and HUGS entered into a subscription agreement (the “JAB Subscription Agreement”), pursuant to which, among other things, JAB has agreed to subscribe for and purchase on the Closing Date (as defined in the Investment Agreement) immediately following the Closing, and Panera has agreed (i) to issue and sell to JAB on the Closing Date immediately following the Closing, a number of shares of Panera Common Stock equal to the value of the aggregate amount of shares of HUGS Class A Stock redeemed by HUGS public stockholders, or (ii) in the event that the Investment Agreement is terminated, the number shares of Panera Common Stock equal in value to $287.5 million, in each case, to be purchased and sold at the Panera IPO Price on the terms and subject to the conditions set forth in the JAB Subscription Agreement.

The foregoing description of the JAB Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the JAB Subscription Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Registration Rights Agreement

The Investment Agreement contemplates that, at the Closing, Panera, Share Our Strength, Sponsor and Mr. Meyer will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Panera will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Panera Common Stock issued to the Sponsor and Share Our Strength as consideration pursuant to the Investment Agreement, the shares of Panera Common Stock underlying the Warrants issued to the Sponsor pursuant to the Investment Agreement and the shares purchased by Mr. Meyer pursuant to the DM Subscription Agreement. Share Our Strength, Sponsor and Mr. Meyer will also have certain piggyback rights to participate in underwritten offerings of Panera subsequent to the Panera IPO, subject to customary exceptions.

Item 7.01	Regulation FD Disclosure.

On November 9, 2021, HUGS and Panera issued a joint press release announcing their entry into the Investment Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

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Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between HUGS and Panera. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Panera intends to file a registration statement on Form S-4 that will include a proxy statement of HUGS and a prospectus of Panera. The proxy statement/prospectus will be sent to all HUGS stockholders. HUGS and Panera also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HUGS and Panera are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HUGS through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HUGS may be obtained free of charge from HUGS’s website at www.ushgac.com or by written request to HUGS at USHG Acquisition Corp., 853 Broadway, 17th Floor, New York, New York 10010.

Participants in Solicitation

HUGS and Panera and their respective directors and officers may be deemed to be participants in the solicitation of proxies from HUGS’s stockholders in connection with the proposed transaction. Information about HUGS’s directors and executive officers and their ownership of HUGS’s securities is set forth in HUGS’s filings with the SEC, including HUGS’s initial public offering prospectus, which was filed with the SEC on February 25, 2021. To the extent that holdings of HUGS’s securities have changed since the amounts printed in HUGS’s initial public offering prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HUGS and Panera, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated timing of the Panera IPO and the offerings of Panera and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HUGS’s securities, (ii) the risk that a Panera IPO may not be completed and that the Transactions may not be completed, in each case, by HUGS’s business combination deadline or at all, and the potential failure to obtain an extension of the business combination deadline if sought by HUGS, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the failure to complete the Panera IPO, the adoption of the Transaction agreement and the Transaction by the stockholders of HUGS and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in

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determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction or Transaction agreement, (vi) the effect of the announcement or pendency of the transaction on Panera’s business relationships, performance, and business generally and on its ability to consummate an IPO, (vii) risks that the proposed Transaction disrupts current plans of Panera and potential difficulties in Panera employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against HUGS or Panera related to the Transaction agreement or the proposed transaction, (ix) the ability to maintain the listing of HUGS’s securities on the NYSE, (x) the price of HUGS’s securities may be volatile due to a variety of factors, including changes in the competitive industry in which Panera operates, variations in performance across competitors, changes in laws and regulations affecting Panera’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HUGS’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described above and other documents filed by HUGS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HUGS and Panera assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither HUGS nor Panera gives any assurance that either HUGS or Panera will achieve its expectations.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description of Exhibits

2.1	Investment Agreement and Plan of Merger, dated as of November 8, 2021, by and among HUGS, Panera and Merger Sub.

10.1	Sponsor Letter Agreement, dated as of November 8, 2021, by and among Sponsor, Share Our Strength, HUGS and Panera.

10.2	DM Subscription Agreement, dated as of November 8, 2021, by and between Daniel H. Meyer and Panera.

10.3	JAB Subscription Agreement, dated as of November 8, 2021, by and among JAB, HUGS and Panera.

99.1	Joint Press Release, dated November 9, 2021.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

USHG Acquisition Corp.

Date: November 9, 2021	By:	/s/ Adam D. Sokoloff
	Name:	Adam D. Sokoloff
	Title:	Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

INVESTMENT AGREEMENT AND PLAN OF MERGER

BY AND AMONG

USHG ACQUISITION CORP.,

RYE MERGER SUB INC.,

AND

PANERA BRANDS, INC.

DATED AS OF NOVEMBER 8, 2021

ii

EXHIBITS

Exhibit A	Form of DM Subscription Agreement
Exhibit B	Form of JAB Subscription Agreement
Exhibit C	Form of Sponsor Letter Agreement
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Amended and Restated Warrant Agreement
Exhibit F	SPAC Trust Account Guidelines

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INVESTMENT AGREEMENT AND PLAN OF MERGER

This INVESTMENT AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 8, 2021, is entered into by and among USHG Acquisition Corp., a Delaware corporation (“SPAC”), Rye Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Panera Brands, Inc., a Delaware corporation (the “Company”). SPAC, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, the Company intends to undertake an initial public offering of its Company Common Stock pursuant to the Company IPO Registration Statement and in accordance with an underwriting agreement to be entered into between the Company and certain underwriters named therein (the “Company IPO”);

WHEREAS, conditioned on, and effective as of, to the consummation of the Company IPO, DM will become lead independent director of the board of directors of the Company;

WHEREAS, concurrently with the execution of this Agreement, DM and the Company have entered into a subscription agreement, dated as of the date hereof (as amended or modified from time to time, collectively, the “DM Subscription Agreement”), in substantially the form attached hereto as Exhibit A, pursuant to which, among other things, DM has agreed to subscribe for and purchase, immediately prior to the consummation of the Company IPO (the “Company IPO Closing”), and the Company has agreed to issue and sell to DM immediately following the Company IPO Closing, such number of shares of Company Common Stock resulting in gross proceeds to the Company of $6.0 million, to be purchased and sold at the Company IPO Price (the “DM Investment”);

WHEREAS, SPAC is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct Subsidiary of the Company that was formed for purposes of consummating the Transactions;

WHEREAS, subject to the terms and conditions hereof, on the Closing Date, (a) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC surviving the Merger as a wholly owned Subsidiary of the Company, (b) each SPAC Share will be automatically converted as of the Effective Time into the right to receive the Per Share Consideration, (c) each Sponsor Share will be automatically converted as of the Effective Time into the right to receive the Per Share Consideration, and (d) as set forth in the Amended and Restated Warrant Agreement (as defined herein) each of the SPAC Warrants will automatically become a Company Warrant and all rights with respect to SPAC Shares underlying the SPAC Warrants will be automatically converted into rights with respect to Company Common Stock and thereupon assumed by the Company;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has (a) approved this Agreement, the Ancillary Documents to which SPAC is or will be a party and the Transactions (including the Merger) and (b) recommended, among other things, approval of this Agreement and the Transactions (including the Merger) by the holders of SPAC Shares entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions (including the Merger);

WHEREAS, the Company, acting in its capacity as the sole stockholder of Merger Sub, has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the Transactions (including the Merger);

WHEREAS, the board of directors of the Company (the “Company Board”) has approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the Transactions (including the Merger);

WHEREAS, JAB desires to backstop the aggregate dollar amount released from the Trust Account to SPAC Stockholders pursuant to SPAC Stockholder Redemptions (such amount, the “Redemption Amount”) and, concurrently with the execution of this Agreement, JAB, the Company and SPAC have entered into a subscription agreement, dated as of the date hereof (as amended or modified from time to time, collectively, the “JAB Subscription Agreement”), in substantially the form attached hereto as Exhibit B, pursuant to which, among other things, JAB has agreed to subscribe for and purchase on the Closing Date immediately following the Closing, and the Company has agreed to issue and sell to JAB on the Closing Date immediately following the Closing, the number of shares of Company Common Stock equal in value to the Redemption Amount, to be purchased and sold at the Company IPO Price on the terms and subject to the conditions set forth in the JAB Subscription Agreement;

WHEREAS, DM is an affiliate of Sponsor;

WHEREAS, concurrently with the execution of this Agreement, the Company, SPAC, the Sponsor and Share Our Strength are entering into the sponsor letter agreement in substantially the form attached hereto as Exhibit C (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and Share Our Strength have agreed (i) to vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (ii) not to exercise their rights to redeem any of the Sponsor Shares held by them pursuant to the SPAC Stockholder Redemption and (iii) to subject the Sponsor Shares, SPAC Shares and Company Common Stock received pursuant to the Merger to certain transfer restrictions, in each case, subject to the terms and conditions as set forth therein;

WHEREAS, pursuant to the Governing Documents of SPAC, SPAC is required to provide an opportunity for its public stockholders to have their outstanding SPAC Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in the Governing Documents of SPAC and the Trust Agreement (the “Offer”);

WHEREAS, at the Closing, in connection with the Merger, the Company, Sponsor, Share Our Strength and DM have entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form set forth on Exhibit D to be effective upon the Closing;

WHEREAS, at the Closing, in connection with the Merger, the Company and Exchange Agent will enter into that certain Amended and Restated Warrant Agreement (the “Amended and Restated Warrant Agreement”), substantially in the form set forth on Exhibit E to be effective upon the Closing;

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of the Company, SPAC and Merger Sub are parties pursuant to Section 368(b) of the Code and that this Agreement constitutes a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Aggregate Transaction Share Consideration” means an aggregate number of shares of Company Common Stock equal to the (i) (A) SPAC Shares plus (B) Sponsor Shares, multiplied by (ii) the Exchange Ratio.

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Amended and Restated Warrant Agreement” has the meaning set forth in the recitals.

“Ancillary Documents” means the the DM Subscription Agreement, the JAB Subscription Agreement, the Sponsor Letter Agreement, the Registration Rights Agreement, the Amended and Restated Warrant Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement and executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, the Foreign Corrupt Practices Act (FCPA), the UK Bribery Act 2010, applicable laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the UN Convention against Corruption, and any other applicable anti-bribery or anti-corruption Laws.

“Business Combination” has the meaning set forth in Section 8.19.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act (Pub. L. No. 116-136), as signed into law by the President of the United States on March 27, 2020.

“CBA” means any collective bargaining agreement or other Contract with any labor union, works council, or other labor organization.

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Closing” has the meaning set forth in Section 2.4.

“Closing Company Audited Financial Statements” means the audited consolidated balance sheets of the Group Companies as of December 31, 2020 and December 31, 2021 and the related audited statements of operations, changes in stockholders’ equity and cash flows of the Group Companies for each of the periods then ended, audited in accordance with the standards of the PCAOB and containing an unqualified report of the Company’s auditors.

“Closing Date” has the meaning set forth in Section 2.4.

“Closing Filing” has the meaning set forth in Section 5.5(b).

“Closing Press Release” has the meaning set forth in Section 5.5(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) control of the Company or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates other than (i) the Company IPO, (ii) equity issued pursuant to the Company’s equity incentive plans, or (iii) any equity or similar investment in the Company or any of its controlled Affiliates by any holders of Equity Securities in the Company as of the date of this Agreement or any of their respective Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents nor the Transactions shall constitute a Company Acquisition Proposal.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Common Stock” means the shares of common stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to SPAC by the Company on the date of this Agreement.

“Company Equity Plan” means each of the plans that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company or Merger Sub in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers and finders, investment bankers, consultants, or other agents or service providers of any Group Company or Merger Sub; (b) other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company or Merger Sub pursuant to this Agreement or any Ancillary Document, including all fees for registering the Company Securities on the Registration Statement and all fees for the application for listing the Company Securities on the Listing Exchange; and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company or Merger Sub pursuant to this Agreement or any Ancillary Document, including all fees for registering the Company Securities on the Registration Statement and all fees for the application for listing the Company Securities on the Listing Exchange, and all Transfer Taxes.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) and Section 3.2(c) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8 (Absence of Changes) and Section 3.18 (Brokers).

“Company IPO” has the meaning set forth in the recitals.

“Company IPO Closing” has the meaning set forth in the recitals.

“Company IPO Price” means the public offering price per share of Company Common Stock set forth on the cover page of the final prospectus for the Company IPO.

“Company IPO Registration Statement” means the registration statement on Form S-1 filed by the Company pursuant to the Securities Act in connection with the Company IPO, including all amendments or supplements thereto.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence (“Effect”) that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Group Companies, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) any change in general political, social, geopolitical or regulatory conditions or changes therein, or the global economy generally, (ii) acts of war, sabotage or terrorism (including cyberterrorism) in the United States or any other territories in which a material portion of the business of the Group Companies is located, (iii) changes in conditions of the economic, financial, banking, credit, capital or securities markets generally in the United States, or changes therein, including changes in interest rates, foreign exchange or exchange rates or any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) on any securities exchange or over-the-counter market, (iv) changes in any applicable Laws or accounting requirements or principles required by GAAP or any official interpretation thereof, (v) any Effect that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third-parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates, predictions, guidance, milestones or operating statistics for any period (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if otherwise contemplated by, and not otherwise excluded from, this definition), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, plagues, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)) or other outbreaks of diseases or public health events, acts of God or other natural disasters or comparable events in the United States or globally, or any escalation of the foregoing; provided, however, that any Effect resulting from a matter described in any of the foregoing clauses (i) through (v) or (vii) through (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such Effect has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company Parties).

“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned or purported to be owned by any Group Company.

“Company Parties” means, together, the Company and Merger Sub.

“Company Preferred Stock” means the shares of the Series A Preferred Stock, par value $0.01 per share, of the Company and the Series B Preferred Stock, par value $0.01 per share, of the Company.

“Company Products” means all Software and other products, including any of the foregoing currently in development, from which any Group Company has derived, is currently deriving or is scheduled to derive, revenue from the sale, license, maintenance or other provision thereof.

“Company Related Party” means any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company or any family member of the foregoing Persons, on the other hand.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned by any Group Company.

“Company Securities” means, collectively, the Company Common Stock and the Company Warrants.

“Company Shares” means, collectively, the Company Preferred Stock and the Company Common Stock.

“Company Warrants” means warrants to purchase Company Common Stock on the terms set forth in the Amended and Restated Warrant Agreement.

“Competing Proposal” has the meaning set forth in Section 5.7(b).

“Confidentiality Agreement” means, that certain Non-Disclosure Agreement, dated as of May 13, 2021, by and between the Company and SPAC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, Order, clearance, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Contract” or “Contracts” means any agreement, contract, license, franchise, note, bond, mortgage, indenture, guarantee, lease, obligation, undertaking or other commitment or arrangement (whether oral or written) that is legally binding upon a Person or any of his, her or its properties or assets, and any amendments thereto.

“COVID-19” means SARS-CoV-2, coronavirus or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,”, social distancing, mask wearing, temperature taking, personal declaration, “purple badge standard,” shut down, closure, sequester or any other Law, decree, judgment, injunction or other Order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19 pandemic, including, the CARES Act.

“Data Security Requirements” means, collectively, all of the following to the extent relating to Data Treatment or otherwise relating to security, or security breach notification requirements and applicable to the Group Companies, to the conduct of their businesses, or to any of the IT Systems or any business data: (i) the Group Companies’ own rules, policies, and procedures; (ii) all applicable laws, rules and regulations (including, as applicable, California Consumer Privacy Act, and the General Data Protection Regulation (GDPR) (EU) 2016/679); (iii) industry standards applicable to the industry in which the Group Companies’ businesses operate (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)); and (iv) contracts into which the Group Companies have entered or by which they are otherwise bound.

“Data Treatment” means the access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, security, destruction, or disposal of any personal, sensitive, or confidential information or data (whether in electronic or any other form or medium), including any personal information protected under applicable laws, rules, or regulations.

“D&O Persons” has the meaning set forth in Section 5.15(a).

“DGCL” means the Delaware General Corporation Law.

“DM” means Daniel H. Meyer.

“DM Investment” has the meaning set forth in the recitals.

“DM Subscription Agreement” has the meaning set forth in the recitals.

“Effective Time” has the meaning set forth in Section 2.1(b).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), each severance, gratuity, termination indemnity, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, policy, Contract or arrangement and each other stock purchase, stock option or other equity or equity-based, termination, severance, transition, employment, individual consulting, retention, transaction, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan or other compensation or benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, that any Group Company maintains, sponsors, contributes to or is required to contribute to, or under or with respect to which any Group Company has any Liability or with respect to which any Group Company has or could reasonably be expected to have any Liability, other than any plan required by applicable Law that is sponsored or maintained by a Governmental Entity.

“Environmental Laws” means all Laws, Orders or binding policy concerning pollution, and the protection, preservation or restoration of the environment, natural resources, or human health or safety (to the extent relating to exposure to Hazardous Substances).

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Evaluation Material” has the meaning set forth in Section 5.18.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 2.5(a).

“Exchange Fund” has the meaning set forth in Section 2.5(b).

“Exchange Ratio” means (i) $10.00 divided by (ii) the Company IPO Price.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors, owners or other individual service providers located outside of the United States.

“Fraud” means common law Fraud under Delaware law.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.

“Governmental Entity” means any United States or other foreign or international (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitrator or arbitral tribunal (public or private).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries (other than Merger Sub).

“Hazardous Substance” means any chemical, material, substance or waste that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, or has been defined, designated, regulated or listed by any Governmental Entity as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning or regulatory import under any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and polyfluoroalkyl substances, or radon.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees, expenses and other payment obligations (including any prepayment penalties, premiums, costs, breakage, termination fees or other amounts payable upon the discharge thereof) arising under or in respect of (a) indebtedness, whether or not contingent, for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred and unpaid purchase price of property or assets, raw materials, property or services, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, including all obligations or unrealized losses of the Group Companies pursuant to hedging or foreign exchange arrangements, (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person. For the avoidance of doubt, any PPP Loans and amounts owing under any COVID-19 legislation relief program shall be included as “Indebtedness.”

“Intellectual Property Rights” means all intellectual property and proprietary rights and related priority rights protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) Internet domain names, (d) copyrights and works of authorship, database and design rights, and mask work rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (e) trade secrets and other intellectual property rights in methodologies, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; and (f) intellectual property rights in or to Software or other technology.

“Intended Tax Treatment” has the meaning set forth in Section 5.6(b).

“Investment Company Act” means the Investment Company Act of 1940.

“IT Assets” means any and all computers, Software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines databases, and all other information technology equipment owned or under the control of any Group Company and used in the conduct of the business of any Group Company.

“JAB” means JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands.

“JAB Subscription Agreement” has the meaning set forth in the recitals.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation, order, judgment, injunction, ruling, award, decree, writ or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter. Unless explicitly stated herein, “Law” does not include COVID-19 Measures.

“Leased Real Property” has the meaning set forth in Section 3.19(a).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Listing Exchange” means the applicable national stock exchange on which the Company Common Stock is to be listed for trading upon the consummation of the Company IPO, which shall be determined by the Company in its sole discretion, provided that such exchange is the New York Stock Exchange or Nasdaq.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry).

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 4.17(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Non-Party Affiliate” has the meaning set forth in Section 8.14.

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning set forth in the recitals to this Agreement.

“Order” means any writ, order, judgment, injunction, decision, determination, award, ruling, verdict or decree entered, issued or rendered by any Governmental Entity.

“ordinary course of business” and similar phrases when referring to a Group Company means actions taken by a Group Company that are consistent with the past usual day-to-day customs and practices of such Group Company in the ordinary course of operations of the business (excluding COVID-19 Measures).

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Consideration” means a number of shares of Company Common Stock equal to the Exchange Ratio.

“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits, waivers, exemptions or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not or would not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, and (f) licenses of Intellectual Property Rights granted in the ordinary course of business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity, or Governmental Entity.

“Personal Information” means any data or information in any media that is linked to the identity of a particular individual, browser, or device and any other data or information that constitutes personal data or personal information under any applicable Law or the Group Companies’ privacy policies, and includes an individual’s combined first and last name, home address, telephone number, fax number, email address, Social Security number or other Governmental Entity-issued identifier (including state identification number, driver’s license number, or passport number), precise geolocation information of an individual or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers associated with registration information.

“PPP Loan” means any loan, exclusion, forgiveness or other item to which any Group Company has applied to or received or guaranteed pursuant to any COVID-19 Measure, including, but not limited to, any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or other SBA loan.

“Proceeding” means any lawsuit, litigation, action, audit, investigation, inquiry, examination, claim, complaint, charge, grievance, legal proceeding, administrative enforcement proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity (other than office actions and similar proceedings in connection with the prosecution of applications for registration or issuance of Intellectual Property Rights).

“Proxy Statement” has the meaning set forth in Section 5.8.

“Public Stockholders” has the meaning set forth in Section 8.19.

“Public Software” means any Software application that (a) is licensed pursuant to any license that is approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, including the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) contains, includes, or incorporates, any Software that is distributed as free Software or open source Software or similar licensing or distribution models, in each case of (a) or (b), whether or not source code is available or included in such license, and including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (i) be made available or distributed in source code form; (ii) be licensed for purposes of making derivative works; or (iii) be redistributable at no, or a nominal, charge.

“Redemption Amount” has the meaning set forth in the recitals to this Agreement.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending Copyright applications, and Internet domain name registrations.

“Registration Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Registration Statement / Proxy Statement” has the meaning set forth in Section 5.8.

“Released Claims” has the meaning set forth in Section 8.19.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine)

“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person located, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the SPAC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Share Our Strength” means Share our Strength, a 501(c)(3) nonprofit organization.

“Signing Filing” has the meaning set forth in Section 5.5(b).

“Signing Press Release” has the meaning set forth in Section 5.5(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing

“SPAC” has the meaning set forth in the preamble to this Agreement.

“SPAC Acquisition Proposal” means (a) any transaction or series of related transactions under which SPAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases, or is acquired by or otherwise purchased by, any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of the foregoing clauses (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), (b) any equity, debt or similar investment in SPAC or any of its controlled Affiliates or (c) any equity, debt or similar investment by SPAC or any of its controlled Affiliates in another Person or any other transaction similar to the Transactions. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents nor the Transactions shall constitute a SPAC Acquisition Proposal.

“SPAC Benefit Plans” has the meaning set forth in Section 4.19.

“SPAC Board” has the meaning set forth in the recitals to this Agreement.

“SPAC Board Recommendation” has the meaning set forth in Section 5.9.

“SPAC Change in Recommendation” has the meaning set forth in Section 5.9.

“SPAC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by SPAC on the date of this Agreement.

“SPAC Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, SPAC in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of SPAC, (b) the fees and expenses of outside legal counsel set forth on Section 4.15 of the SPAC Disclosure Schedules, and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to SPAC pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, SPAC Expenses shall not include any Company Expenses.

“SPAC Financial Statements” means all of the financial statements of SPAC included in the SPAC SEC Reports.

“SPAC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers), Section 4.6 (Capitalization of SPAC) and Section 4.18 (Absence of Changes).

“SPAC Governing Documents” means the Second Amended and Restated Certificate of Incorporation, dated February 24, 2021.

“SPAC IPO” has the meaning set forth in Section 8.19.

“SPAC Liabilities” means, as of any determination time, the aggregate amount of Liabilities of SPAC that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, SPAC Liabilities shall not include any SPAC Expenses.

“SPAC Non-Party Affiliates” means, collectively, each SPAC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any SPAC Related Party (other than, for the avoidance of doubt, SPAC).

“SPAC Prospectus” has the meaning set forth in Section 8.19.

“SPAC Related Party” has the meaning set forth in Section 4.10.

“SPAC Related Party Transactions” has the meaning set forth in Section 4.10.

“SPAC SEC Reports” has the meaning set forth in Section 4.7.

“SPAC Share” means a share of Class A common stock of SPAC, par value $0.0001 per share.

“SPAC Stockholder Approval” means approval of the Transaction Proposals by the affirmative vote of the holders of the requisite number of SPAC Shares and Sponsor Shares entitled to vote thereon, whether in person or by proxy at the SPAC Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of SPAC and applicable Law.

“SPAC Stockholder Redemption” means the right of the holders of SPAC Shares to redeem all or a portion of their SPAC Shares (in connection with the transactions contemplated by this agreement or otherwise) as set forth in Governing Documents of SPAC and the Trust Agreement.

“SPAC Stockholders” means, collectively, holders of SPAC Shares, Sponsor, Share Our Strength and holders of SPAC Warrants.

“SPAC Stockholders Meeting” has the meaning set forth in Section 5.9.

“SPAC Unit” means a unit of SPAC, consisting of (a) one (1) SPAC Share and (b) one third of one (1/3) SPAC Warrant.

“SPAC Warrants” means a warrant entitling the holder to purchase one SPAC Share per warrant at a price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by Sponsor).

“Sponsor” means USHG Investments, LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Sponsor Share” means a share of Class B common stock of SPAC, par value $0.0001 per share.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Company” has the meaning set forth in Section 2.1(a).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, national health insurance, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether as a primary obligor or as a result of being a transferee or successor of another Person or a member of an affiliated, consolidated, unitary, combined or other group.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Termination Fee” means (i) if this Agreement is terminated following the date hereof but prior to January 22, 2022, $10,000,000, (ii) if this Agreement is terminated on or after January 22, 2022 but before April 8, 2022, $20,000,000, or (iii) if this Agreement is terminated on April 8, 2022 or thereafter, $30,000,000.

“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Transaction Litigation” has the meaning set forth in Section 5.2(c).

“Transaction Proposals” has the meaning set forth in Section 5.9.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Documents; provided, that, “Transactions” shall not include the Company IPO or the transactions necessary to effectuate the Company IPO as described in the Company IPO Registration Statement.

“Transfer Taxes” has the meaning set forth in Section 5.6(a).

“Trust Account” has the meaning set forth in Section 8.19.

“Trust Agreement” has the meaning set forth in Section 4.8(a).

“Trustee” has the meaning set forth in Section 4.8(a).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of immediately prior to the Closing.

“Warrant Agreement” means the Warrant Agreement, dated as of February 24, 2021, by and between SPAC and American Stock Transfer & Trust Company, LLC.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE II

MERGER

Section 2.1 The Merger; Company Preferred Shares.

(a) On the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, on the Closing Date, Merger Sub shall merge with and into SPAC (the “Merger”) at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and SPAC shall continue as the surviving company of the Merger (the “Surviving Company”).

(b) At the Closing, the Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and SPAC (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by SPAC and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

(c) At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property of every description, rights, business, undertakings, goodwill, benefits, immunities and privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and SPAC shall become the property, rights, business, undertakings, goodwill, benefits, immunities and privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub and SPAC set forth in this Agreement to be performed after the Effective Time.

(d) If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Merger Sub and SPAC, the officers and directors of the Merger Sub and SPAC are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

(e) At the Effective Time, the Governing Documents of the Surviving Company shall be amended and restated to be in the form of the Governing Documents of Merger Sub in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

(f) At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 2.2 Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of the securities of SPAC, holders of the securities of the Company or holders of the securities of Merger Sub:

(a) Each SPAC Unit issued and outstanding immediately prior to the Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one (1) SPAC Share and one-third of one (1/3) SPAC Warrant, which underlying securities shall be converted in accordance with the applicable terms of this Section 2.2.

(b) Each SPAC Share issued and outstanding immediately prior to the Effective Time shall be converted automatically into the Per Share Consideration, following which all SPAC Shares shall automatically be canceled and shall cease to exist by virtue of the Merger. The holders of SPAC Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or under applicable Law.

(c) Each Sponsor Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the Per Share Consideration, following which all Sponsor Shares shall automatically be canceled and shall cease to exist by virtue of the Merger. Sponsor shall cease to have any rights with respect to such shares, except as provided herein or under applicable Law.

(d) All rights with respect to SPAC Shares underlying SPAC Warrants shall be converted into rights with respect to Company Common Stock and thereupon assumed by the Company. Accordingly, from and after the Effective Time: (i) each SPAC Warrant assumed by the Company may be exercised solely for Company Common Stock; (ii) the number of shares of

Company Common Stock subject to each SPAC Warrant assumed by the Company shall be determined by multiplying (x) the number of SPAC Shares that were subject to such SPAC Warrant, as in effect immediately prior to the Effective Time, by (y) the Per Share Consideration; (iii) the per share exercise price for the Company Common Stock issuable upon exercise of each SPAC Warrant assumed by the Company shall be determined by dividing (x) the exercise price per SPAC Share subject to such SPAC Warrant, as in effect immediately prior to the Effective Time, by (y) the Per Share Consideration, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any SPAC Warrant assumed by the Company shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such SPAC Warrant shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a SPAC Warrant, such SPAC Warrant assumed by the Company in accordance with this Section 2.2(d) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Company Common Stock subsequent to the Effective Time; and (B) the Company Board or a committee thereof shall succeed the authority and responsibility, if any, of the SPAC Board or any committee thereof with respect to each SPAC Warrant assumed by the Company.

(e) Each issued and outstanding share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company, which shall constitute the only outstanding share of capital stock of the Surviving Company.

Section 2.3 No Fractional Company Common Stock. No certificates for shares of Company Common Stock representing fractional Company Common Stock or book entry credit of the same will be issued upon the conversion of SPAC Shares or Sponsor Shares, and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any Company Common Stock. Notwithstanding any other provision of this Agreement, in lieu of receiving any fraction of a share of Company Common Stock, all fractions of shares of Company Common Stock that otherwise would be issued hereunder shall be aggregated and the resulting fraction of a share of Company Common Stock will be rounded up to a whole share of Company Common Stock.

Section 2.4 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.12 on the second (2nd) Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as SPAC and the Company may agree in writing.

Section 2.5 Deliverables.

(a) As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, SPAC and the Company shall appoint American Stock Transfer & Trust Company, LLC as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of (i) exchanging each SPAC Share and Sponsor Share on the stock transfer books of SPAC immediately prior to the Effective Time for the Per Share Consideration issuable in respect of such SPAC Shares or Sponsor Shares, as applicable, pursuant to Section 2.2(b) and Section 2.2(c) (after giving effect to any required Tax withholding as provided under Section 2.6) and on the terms and subject to the other conditions set forth in this Agreement and (ii) exchanging each SPAC Warrant on the stock transfer books of SPAC immediately prior to the Effective Time for the Company Warrants issuable in respect of such SPAC Warrants pursuant to Section 2.2(d) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that American Stock Transfer & Trust Company, LLC is unable or unwilling to serve as the Exchange Agent, then SPAC and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), SPAC and the Company shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent.

(b) At the Effective Time, the Company shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of SPAC Shares, Sponsor Shares and SPAC Warrants, and for exchange in accordance with this Section 2.5 through the Exchange Agent, (i) evidence of Company Common Stock in book-entry form representing the Aggregate Transaction Share Consideration issuable pursuant to Section 2.2(b) and Section 2.2(c) in exchange for the SPAC Shares and Sponsor Shares outstanding immediately prior to the Effective Time and (ii) evidence of Company Warrants in book-entry form representing the Company Warrants issuable pursuant to Section 2.2(d) in exchange for the SPAC Warrants, in each case after giving effect to any required Tax withholding as provided under Section 2.7. All (i) shares in book-entry form representing the Aggregate Transaction Share Consideration issuable pursuant to Section 2.2(b) and Section 2.2(c) deposited with the Exchange Agent and (ii) warrants in book-entry form representing the Company Warrants issuable pursuant to Section 2.2(d) deposited with the Exchange Agent shall be collectively referred to in this Agreement as the “Exchange Fund”.

(c) Each SPAC Stockholder whose SPAC Shares have been converted into the right to receive the Per Share Consideration pursuant to Section 2.2(b) shall be entitled to receive the Per Share Consideration to which he, she or it is entitled on the date provided in Section 2.5(f).

(d) Each SPAC Stockholder whose Sponsor Shares have been converted into the right to receive Per Share Consideration pursuant to Section 2.2(c) shall be entitled to receive the Per Share Consideration to which it is entitled on the date provided in Section 2.5(f).

(e) Each SPAC Stockholder and Sponsor whose SPAC Warrants have been converted into the right to receive Company Warrants pursuant to Section 2.2(d) shall be entitled to receive Company Warrants to which he, she or it is entitled on the date provided in Section 2.5(f).

(f) The Company and SPAC shall take all necessary actions to cause the Per Share Consideration and the Company Warrants to be issued in book-entry form within three (3) Business Days after the Effective Time.

(g) If the Per Share Consideration is to be issued to a Person other than the SPAC Stockholder in whose name the transferred SPAC Share or Sponsor Share in book-entry form is registered, it shall be a condition to the issuance of the Per Share Consideration that (i) such SPAC Share or Sponsor Share, as applicable, in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Share or Sponsor Share, as applicable, in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(h) If the Company Warrants to be issued to a Person other than the SPAC Stockholder in whose name the transferred SPAC Warrant in book-entry form is registered, it shall be a condition to the issuance of the Company Warrants that (i) such SPAC Warrant in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such SPAC Warrant in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(i) No interest will be paid or accrued on the Aggregate Transaction Share Consideration or the Company Warrants to be issued pursuant to this Article II (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each SPAC Share and Sponsor Share shall solely represent the right to receive the Per Share Consideration to which such Company Share or Sponsor Share, as applicable, is entitled to receive pursuant to Section 2.2(b) or Section 2.2(c), as applicable, and each SPAC Warrant shall solely represent the right to receive the Company Warrants to which such SPAC Warrant is entitled to receive pursuant to Section 2.2(f).

(j) At the Effective Time, the stock transfer books of SPAC shall be closed and there shall be no transfers of SPAC Shares, Sponsor Shares or SPAC Warrants that were outstanding immediately prior to the Effective Time.

(k) Any portion of the Exchange Fund that remains unclaimed by the SPAC Stockholders twelve (12) months following the Closing Date shall be delivered to the Company or as otherwise instructed by the Company, and any SPAC Stockholder who has not exchanged his, her or its SPAC Shares, Sponsor Shares or SPAC Warrants, as applicable, for the Per Share Consideration or the Company Warrants, as applicable, in accordance with this Section 2.5 prior to that time shall thereafter look only to the Company for the issuance of the Per Share

Consideration or the Company Warrants, as applicable, without any interest thereon. None of the Company, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any Aggregate Transaction Share Consideration or Company Warrants remaining unclaimed by the SPAC Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6 Withholding. Each of SPAC, the Company, Merger Sub, the Exchange Agent and each of their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law (including deducting and withholding from amounts payable in-kind but required to be remitted in cash to the applicable Governmental Entity). To the extent that amounts are so deducted or withheld and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

Section 2.7 Sponsor Letter Agreement and Registration Rights Agreement. The Sponsor and Share Our Strength have entered into the Sponsor Letter Agreement with the Company and SPAC, pursuant to which the Sponsor and Share Our Strength have agreed (i) to vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (ii) not to exercise their rights to redeem any of the Sponsor Shares held by them pursuant to the SPAC Stockholder Redemption and (iii) to subject the Sponsor Shares, SPAC Shares and Company Common Stock received pursuant to the Merger to certain transfer restrictions, in each case, subject to the terms and conditions as set forth therein. At the Closing, the Company will enter into the Registration Rights Agreement with the Sponsor and DM pursuant to which, among other things, the Company will agree to register for resale under the Securities Act, the Company Common Stock issued or issuable to the Sponsor and DM pursuant to this Agreement (including the Company Common Stock underlying the Company Warrants).

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES AND MERGER SUB

Except as set forth in the Company Disclosure Schedules, the Company and Merger Sub hereby represent and warrant to SPAC as follows:

Section 3.1 Organization and Qualification.

(a) Each Group Company and Merger Sub is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of its jurisdiction of formation or organization (as applicable), except where the failure to be so organized or formed, as applicable, validly existing and in good standing would not be material to the business of the Group Companies, taken as a whole. Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company and Merger Sub. Each Group Company and Merger Sub has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its material properties and to carry on its businesses as presently conducted in all material respects.

(b) True and complete copies of the Governing Documents of the Company have been made available to SPAC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company are in full force and effect, and the Company is not in breach or violation in any material respect of any provision set forth in its Governing Documents.

(c) Each Group Company is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Group Companies, taken as a whole.

(d) The Company has no direct or indirect Subsidiaries other than those listed in Section 3.1(a) of the Company Disclosure Schedules. Except as set forth in Section 3.1(d) of the Company Disclosure Schedules, the Company owns all of the outstanding Equity Securities of the Subsidiaries, free and clear of all Liens other than Permitted Liens, either directly or indirectly through one or more other Subsidiaries. Except with respect to the Subsidiaries, the Company does not own, directly or indirectly, any equity or voting interest in any Person and, except with respect to the Subsidiaries or as provided by this Agreement, the Company does not have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any Contract under which it may become obligated to make any future investment in or capital contribution to any other entity.

(e) From its incorporation on November 5, 2021, Merger Sub has not conducted any business activities other than as contemplated by this Agreement. Merger Sub has no assets or liabilities.

Section 3.2 Capitalization of the Group Companies.

(a) Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding and the name and number of Equity Securities held by each equityholder thereof. All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The issuance of Company Shares upon the exercise or conversion, as applicable, of Equity Securities that are derivative securities, will, upon exercise or conversion in accordance with the terms of such Equity Securities against payment therefor, be duly authorized, validly issued, fully paid and non-assessable. Except as set forth on Section 3.2(a) of the Company Disclosure Schedules, the Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or any other Contract to which the Company is party or bound and (2) have been offered, sold and issued in compliance in all material respects with applicable Law, including Securities Laws. As of the date hereof, except as set forth on Section 3.2(a) of the Company Disclosure Schedules, the Equity Securities of the Company are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of the Company) and were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person. As of the date hereof, except as set forth on Section 3.2(a) of the Company Disclosure Schedules, the Company has no outstanding options, restricted stock, phantom stock, stock or equity appreciation rights, equity ownership interests or other equity, equity-based or similar rights in the Company, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, preemptive rights, rights of first refusal or first offer or other Contracts or commitments of any kind of any character, written or oral, that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b) As of the date hereof, the Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or Permitted Liens). Except for the Governing Documents of the Company, as of the date hereof, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c) Except as set forth in Section 3.2(c) of the Company Disclosure Schedules, none of the Group Companies owns or controls and has never owned or controlled, directly or indirectly, any Equity Securities in any, or has or has had any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, Person. Other than as set forth in Section 3.2(c) of the Company Disclosure Schedules, there are no outstanding (A) stock or equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, preemptive rights, rights of first refusal or first offer or other Contracts or commitments of any kind of any character, written or oral, that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. Except for their respective Governing Documents there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.

Section 3.3 Authority.

(a) Each of the Company Parties has the requisite corporate, limited liability or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery of this Agreement, the Ancillary Documents to which any Company Party is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate, limited liability company (or other similar) action on the part of the applicable Company Party. No additional approval or vote from the equityholders of the Company is necessary to approve the execution, delivery or performance by the Company of this Agreement and the Ancillary Documents or approve the Transactions. This Agreement and each Ancillary Document to which either Company Party is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the applicable Company Party, and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the applicable Company Party (assuming that this Agreement and the Ancillary Documents to which either Company Party is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the applicable Company Party in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) The Company Board has unanimously: (i) determined that this Agreement and the Transactions are advisable and in the best interests of the Company and the stockholders of the Company and (ii) approved the Transactions.

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to SPAC an accurate, true and complete copy of (i) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2019 and December 31, 2020 and the related unaudited statements of operations, changes in stockholders’ equity and cash flows of the Group Companies for each of the periods then ended and (ii) the unaudited consolidated balance sheets of the Group Companies as of September 30, 2020 and September 30, 2021 (the “Latest Balance Sheet”) and the related unaudited statements of operations, changes in stockholders’ equity and cash flows of the Group Companies for the nine-month period then ended (clauses (i) and (ii), collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) is based upon and consistent with information contained in the books and records of the Company (which books and records are in turn accurate, correct and complete) and (C) fairly presents in all material respects the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes).

(b) Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law) and (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions, none of the Group Companies nor Merger Sub has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(c) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(d) Except as set forth in Section 3.4(d) of the Company Disclosure Schedules, since January 1, 2020, no Group Company has received any written complaint, or, to the knowledge of the Company, any allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) Except as set forth in Section 3.5(a) of the Company Disclosure Schedules, no Consent, Permit, approval or authorization of, or designation, declaration or filing with or notification to, any Governmental Entity is required on the part of either Company Party with respect to the applicable Company Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the applicable Company Party is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) any other documents or information required pursuant to applicable requirements, if any, of the Federal Securities Laws, (ii) compliance with and filings or notifications required to be filed with state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (iii) filing of the Certificate of Merger and (iv) any other Consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) Subject to the receipt of the Consents, approvals, authorizations and other requirements set forth in Section 3.5(a), neither the execution, delivery or performance by either Company Party of this Agreement nor the Ancillary Documents to which the applicable Company Party is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of any Company Party’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration (with or without notice) under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company or Merger Sub is a party or (B) any material permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted (the “Material Permits”), (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or Merger Sub or any of their respective properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company or Merger Sub, except, in the case of any of clauses (ii) through (iv) above, as would not individually or in the aggregate, reasonably be expected to be material to the Company.

Section 3.6 Permits. Each of the Group Companies and Merger Sub has all Material Permits. Except as is not and would not reasonably be expected, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect on the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms, (ii) no written notice of revocation, cancellation or termination of any Material Permit (or proposed revocation, cancellation or termination) has been received by any of the Group Companies or Merger Sub, and to the Company’s knowledge, no such notice is threatened, and (iii) each of the Group Companies and Merger Sub, as applicable, is, and since January 1, 2020 has been, in compliance with the terms and conditions of such Material Permits.

Section 3.7 Material Contracts; No Defaults.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth, as of the date hereof, any Contract that would be required to be filed by Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Exchange Act (the “Company Material Contracts”).

(b) (i) Each Company Material Contract is valid and binding on each of the Group Companies that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, (ii) no Group Company is in breach of, or default under, any Company Material Contract, (iii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a breach or default (or has constituted such breach or default) under such Company Material Contract on the part of the applicable Group Company, nor to the knowledge of the Company, on the part of the other party thereto, except where the failure of such Company Material Contract to be valid and binding would not have or reasonably be expected to have, or for such breaches or defaults that would not have or not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.8 Absence of Changes. During the period beginning on December 31, 2020 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred, and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the Company IPO or Transactions, the Company has conducted its business in the ordinary course of all business in all material respects.

Section 3.9 Litigation. There is (and since January 1, 2020 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or affecting any Group Company or Merger Sub or either of their assets, including any condemnation or similar Proceedings that, if adversely decided or resolved, would reasonably be expected to have a Company Material Adverse Effect. None of the Group Companies, nor Merger Sub nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by a Group Company or Merger Sub pending against any other Person. There is no unsatisfied judgment or any open injunction binding upon Company or Merger Sub which could have a material effect on the ability of either Company or Merger Sub to enter into, perform its respective obligations under this Agreement and consummate the Transactions.

Section 3.10 Compliance with Applicable Law. Each Group Company and Merger Sub (a) conducts (and since January 1, 2020, has conducted) its business in accordance, with all Laws and Orders applicable to such Group Company or Merger Sub and is not in violation of any such Law or Order and (b) to the knowledge of the Company, has not received any communications from a Governmental Entity that alleges that such Group Company or Merger Sub is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as would not, individually or in the aggregate, reasonably be expected to be material to the Company.

Section 3.11 Employee Plans.

(a) Except as set forth in Section 3.11(a) of the Company Disclosure Schedules, the Company has no knowledge of any breach of a confidentiality, non-competition and non-solicitation, inventions assignment covenants by any current or former employee of the Group Companies, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (1) no Group Company has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA (2) no Group Company has any Liabilities to provide any retiree or post-employment health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to Law for which the recipient pays the full cost of coverage, and (3) no Group Company has any Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code, and no circumstance exists or event has occurred that could reasonably be expected to result in the imposition of any such penalty or Tax, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) There are no pending or, to the Company’s knowledge, threatened claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, or if not yet due, have been properly accrued in accordance with GAAP, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Employee Benefit Plan has been established, funded, administered and maintained, in form and in operation, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (whether alone or in combination with any other event(s)) will (i) result in any payment or benefit becoming due to or result in the forgiveness of any Indebtedness of any director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies (whether current, former or retired) or their beneficiaries, (ii) increase the amount or value of any compensation or benefits payable to any director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies (whether current, former or retired or their beneficiaries), (iii) result in the acceleration of the time of payment, funding or vesting, or trigger any payment or funding of any compensation or benefits to any director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies (whether current, former or retired) or their beneficiaries, or (iv) create or otherwise result in Liability with respect to any Employee Benefit Plan.

(f) No amount that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the Transactions could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise Tax under Section 4999 of the Code.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company has any current or contingent obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 or 409A of the Code.

(h) Each Foreign Benefit Plan that is required to be registered or intended to be Tax exempt or receive favorable tax treatment has been registered (and, where applicable, accepted for registration) and is Tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth under Section 3.11(h) of the Company Disclosure Schedules or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Foreign Benefit Plan is a gratuity, termination indemnity or “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities, nor are such unfunded liabilities reasonably expected to arise in connection with the Transactions. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Company Options have been issued in compliance in all material respects with the Company Equity Plan and all applicable Laws and properly accounted for in all material respects in accordance with applicable accounting standards.

Section 3.12 Environmental Matters.

(a) Each Group Company and Merger Sub conducts, and since January 1, 2020, has conducted its business in compliance with all Environmental Laws applicable to such Group Company or Merger Sub, and is not, and since January 1, 2020, has not been, in violation of any such Environmental Law, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the Group Companies nor Merger Sub has received any written notice from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or a failure to comply with, any Environmental Laws, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) There is no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company or Merger Sub pursuant to Environmental Laws, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there has been no manufacture, treatment, storage, disposal, transport, arrangement for disposal or handling or release of, contamination by, or exposure of any Person to, any Hazardous Substances by any Group Company or Merger Sub, which has resulted or could reasonably be expected to result in a material Liability of any Group Company or Merger Sub.

Section 3.13 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Group Companies solely and exclusively owns the Company Owned Intellectual Property free and clear of all Liens, except Permitted Liens, and all Company Registered Intellectual Property is, to the knowledge of the Company, subsisting and, valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, a Group Company exclusively owns (free and clear of all Liens, except Permitted Liens) all right, title and interest in and to, or has a valid and enforceable right to use, all Intellectual Property Rights used in or necessary for the operation of the Group Companies’ business. Neither the execution, delivery or performance under this Agreement nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) result in the loss, termination or impairment of any Company Owned Intellectual Property or Company Licensed Intellectual Property except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Each Group Company has taken commercially reasonable steps to safeguard and maintain the secrecy of any material trade secrets (including source code to Company Products) owned by each Group Company, and to the Company’s knowledge, there has been no unauthorized access to or disclosure of any trade secrets owned by a Group Company, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) No facilities of a university, college, other educational institution or research center was used in the development of the Company Owned Intellectual Property, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) To the Company’s knowledge, the Group Companies are not infringing, diluting, misappropriating, or otherwise violating, and have not in the past three (3) years infringed, diluted, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, and there is no Proceeding pending or initiated, nor to the Company’s knowledge has any Proceeding been threatened, in the last three (3) years alleging that a Group Company has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any other Person, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) would reasonably be expected to, result in the delivery, license or disclosure of any source code that constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Group Company is under any obligation, whether written or otherwise, to develop any Intellectual Property Rights (including any element of any Company Product) for any third party, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(g) Except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company accesses, uses, modifies, or links to, nor has accessed, used, modified, linked to, or created derivative works of any Public Software in a manner which would subject any Company Owned Intellectual Property to any obligations set forth in the license for such Public Software, that (i) require any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, grant, or require any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, or (iii) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property.

(h) Except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are, and for the past three (3) years have been, no defects or any Malicious Code in any of the Company Products currently offered by the Group Companies that have resulted in such Company Products not performing substantially in accordance with their user specifications or functionality descriptions in any material respect.

(i) The Group Companies own, lease, license, or otherwise have the legal right to use all IT Assets, and such IT Assets are sufficient in all respects for the immediate and reasonably foreseeable needs of the Group Companies’ business as it is currently conducted except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The IT Assets operate and perform, as required by the Group Companies, and have not malfunctioned or failed since January 1, 2020, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Group Company has taken commercially reasonable actions to protect the integrity and security of the IT Assets (and all material information stored or contained therein or transmitted thereby), including by implementing procedures designed to inhibit unauthorized access and the introduction of any Malicious Code, and the Group Companies have implemented and maintain commercially reasonable security, disaster recovery and business continuity plans and procedures, which have proven effective upon testing, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(j) Since December 31, 2020, there has been no actual or alleged data security breach, or unauthorized access to, the IT Assets which resulted in the unauthorized, use, access, deletion, modification, corruption, or encryption of any material information or data contained therein, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(k) To the Company’s knowledge, no Governmental Entity has any government purpose rights in any Intellectual Property Rights of any Company Product, which could reasonably be expected to diminish the ability of the Group Companies to sell such products to a Governmental Entity or otherwise commercialize such Company Product, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.14 Data Privacy and Security.

(a) The Group Companies and the conduct of their businesses are in compliance with, and have been in compliance with all Data Security Requirements, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The transactions contemplated by this Agreement will not result in any liabilities in connection with any Data Security Requirements, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each Group Company has implemented and maintains organizational, physical, administrative, and technical measures applicable to Personal Information that are reasonably consistent with (i) reasonable practices in the industry in which such Group Company operates; (ii) any existing and currently effective written contractual commitment made by such Group Company that is applicable to Personal Information; and (iii) any written public-facing policy adopted by such Group Company related to privacy, information security or data security, in each case (i), (ii) and (iii) that are intended to protect the integrity, security and operations of such Group Company’s IT Systems (and data therein) against loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Since December 31, 2020, each Group Company has (i) not violated its applicable privacy policies; and (ii) taken commercially reasonable steps to protect and maintain the confidential nature of the Personal Information provided to such Group Company by any party and secure any such Personal Information from loss, theft, unauthorized access, use, modification, disclosure or other misuse, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) None of the Group Companies has received any notice of any claims, investigations (including investigations by a Governmental Entity), or alleged violations of Laws with respect to Personal Information possessed by the Group Companies, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.15 Labor Matters.

(a) The Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) No Group Company is a party to or bound by any CBA, and no employees of any Group Company is represented by any labor organization, labor union, works council or other employee representative, employee delegate, representative or other employee collective group nor is there any duty on the part of any Group Company to give notice, consult or bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group.

(c) Since January 1, 2018, there is no, and there has been no, actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other any Group Company, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) To the Company’s knowledge, since January 1, 2018, there are, and there have been, no actual or threatened organizing activities with respect to any employees of any Group Company, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) To the Company’s knowledge, no current or former employee or independent contractor of any Group Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation: (i) owed to any Group Company; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the applicable Group Company, except in the case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f) No Group Company has, since January 1, 2018, or reasonably expects to incur any material Liability with respect to any sexual harassment, or other discrimination, retaliation or policy violation allegations and is not aware of any allegations relating to officers, directors, employees, contractors, or agents of any Group Company, that, if known to the public, would bring the Group Companies into material disrepute causing a Company Material Adverse Effect.

Section 3.16 Insurance. All material insurance policies carried by or for the benefit of the Group Companies provide coverage sufficient for a business of the size and type operated by the Group Companies. Except as would not have a Company Material Adverse Effect, all such insurance policies are in full force and effect, all premiums with respect thereto covering all period up to the Closing on the Closing Date will have been paid, shall otherwise be maintained by the applicable Group Company in full force and effect in all material respects as they apply to any matter, action or event relating to the Group Companies occurring through the Closing Date, and no notice of cancellation, termination, reduction in coverage or disallowance of any claim has been received by any Group Company with respect to any such policy.

Section 3.17 Tax Matters.

(a) Each Group Company has prepared and timely filed (taking into account any applicable ordinary course extensions) all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct and complete in all material respects and prepared in substantial compliance with all applicable Laws and Orders, and each Group Company has paid all income and other material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, creditors, equity interest holder or other third-party.

(c) No deficiencies for Taxes against any of the Group Companies have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with respect to which adequate reserves have been established. No Group Company is currently the subject of a Tax audit or examination with respect to any Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) No Group Company is party to any agreement (or has otherwise agreed) to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect. No Group Company is currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or any transaction substantially similar thereto.

(g) There are no Liens for Taxes on any assets of the Group Companies other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, no Group Company was a “distributing corporation” or a “controlled corporation” in a transaction purported or intended to be governed by Section 355 of the Code.

(i) No Group Company (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company) or (ii) has any Liability for the Taxes of any Person (other than a Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(l) No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale made prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; or (iv) use of an improper method of accounting for a taxable period on or prior to the Closing Date.

(m) Each Group Company is Tax resident only in its jurisdiction of formation.

(n) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(o) No Group Company has taken nor agreed to take any action that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

Section 3.18 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.18 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.19 Real and Personal Property.

(a) The Group Companies (i) hold good and marketable fee simple title to the parcels of real property owned in fee simple by any Group Company, together with all buildings, structures, improvements, and fixtures thereon, and appurtenances pertaining or belonging thereto (the “Owned Real Property”) and (ii) hold a good and valid leasehold or subleasehold interest, as applicable, in the real property leased, subleased or licensed to any Group Company (the “Leased Real Property”) as a tenant or subtenant, as applicable, pursuant to the a lease or sublease (the “Real Property Leases”), in each case, free and clear of all Liens except for Permitted Liens and except for such other Liens as would not be reasonably expected to have a Company Material Adverse Effect.

(b) Except to the extent the same would not or not be reasonably expected to have a Company Material Adverse Effect, neither any Group Companies nor, to the knowledge of the Company, any counterparties to the Real Property Leases are in breach or default under the Real Property Leases.

(c) The Owned Real Property and Leased Real Property comprises all of the real property used or intended to be used in, or otherwise related to, the business of the Group Companies.

Section 3.20 Compliance with International Trade & Anti-Corruption Laws.

(a) None of the Group Companies, the Merger Sub, nor any of their respective directors and officers, is (or has been within the past five years) a Sanctioned Person.

(b) Each of the Group Company and Merger Sub have, within the past five years, (a) complied with applicable Sanctions and Trade Controls in all material respects, (b) maintained in place and implemented controls to promote compliance with applicable Trade Control Laws and Sanctions, (c) not engaged in a transaction or dealing, direct or knowingly indirect, with or involving a Sanctioned Country or Sanctioned Person, and (d) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of Trade Control Laws or Sanctions, and has not been notified of any such pending or threatened actions.

Section 3.21 Governmental Grants. Except as disclosed in Section 3.21 of the Company Disclosure Schedules, there exists no prohibition or restriction by any Governmental Entity (other than prohibitions and restrictions that are imposed by generally-applicable Trade Controls) on the use, sale, license, assignment, lease, transfer or securitization of any Company Owned Intellectual Property or any of the Group Companies’ products or services in any jurisdiction in which a Group Company currently conducts or has conducted business or on the export, import or relocation of any such Company Owned Intellectual Property Rights or any of the Group Companies’ products and services from or to any jurisdiction, except, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.22 Information Supplied. None of the information relating to the Group Companies supplied or to be supplied by or on behalf of the Group Companies or Merger Sub expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, SPAC and (ii) it has been furnished with or given access to such documents and information about SPAC and its businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of SPAC, any SPAC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party, none of SPAC, any SPAC Non-Party Affiliate nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Section 3.24 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES . NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO SPAC OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE III OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, MERGER SUB, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY AND MERGER SUB EACH EXPRESSLY DISCLAIM, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES OR MERGER SUB THAT HAVE BEEN MADE AVAILABLE TO SPAC OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES OR MERGER SUB BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH

MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY SPAC OR ANY SPAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY OR MERGER SUB ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, MERGER SUB ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY SPAC OR ANY SPAC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO SPAC

Except as set forth in the SPAC Disclosure Schedules, or except as set forth in any SPAC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), SPAC hereby represents and warrants to the Company as follows:

Section 4.1 Organization and Qualification. SPAC is duly incorporated and is validly existing as a corporation in good standing under the Laws of Delaware. The copies of the Governing Documents of SPAC previously delivered by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. SPAC is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its Governing Documents.

Section 4.2 Authority.

(a) SPAC has the requisite corporate power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. Subject to the receipt of the SPAC Stockholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which SPAC is or will be a party and the consummation of the Transactions have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate action on the part of SPAC. This Agreement has been and each Ancillary Document to which SPAC is or will be a party will be, upon execution and delivery thereof, duly and validly executed and delivered by SPAC and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of SPAC (assuming this Agreement has been and the Ancillary Documents to which SPAC is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against SPAC in accordance with their terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) At a meeting duly called and held, the SPAC Board has unanimously: (i) determined that this Agreement and the Transactions are fair and in the best interests of the SPAC Stockholders, (ii) determined that the fair market value of the Company is equal to at least eighty percent (80%) of the amount held in the Trust Account (less any deferred underwriting commissions and Taxes payable on interest earned) as of the date hereof, (iii) approved the Transactions as a business combination and (iv) resolved to recommend to the stockholders of SPAC approval of each of the matters requiring SPAC Stockholder Approval.

Section 4.3 Consents and Requisite Governmental Approvals; No Violations.

(a) No Consent, Permit, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of SPAC with respect to SPAC’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC, (B) any other documents or information required pursuant to applicable requirements, if any, of the Federal Securities Laws, and (C) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the Transactions, (ii) compliance with and filings or notifications required to be filed with state securities regulators pursuant to “blue sky” Laws and state takeover Laws as may be required in connection with this Agreement, the Ancillary Documents, or the Transactions, (iii) filing of the Certificate of Merger or (iv) the SPAC Stockholder Approval.

(b) Subject to the receipt of the Consents, approvals, authorizations and other requirements set forth in Section 4.3(a), neither the execution, delivery or performance by SPAC of this Agreement nor the Ancillary Documents to which SPAC is or will be a party nor the consummation by SPAC of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of SPAC, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration (with or without notice) under, any of the terms, conditions or provisions of any Contract to which SPAC is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which SPAC or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of SPAC, except, in the case of any of clauses (ii) through (iv) above, as would not have a material adverse effect on the business, results of operations or financial condition of SPAC or prevent, materially delay or materially impair the ability of SPAC to consummate the Transactions.

Section 4.4 Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the SPAC Disclosure Schedules (which fees shall be the sole responsibility of SPAC, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of SPAC for which SPAC or any of its Affiliates, including Sponsor, has any obligation.

Section 4.5 Information Supplied. None of the information supplied or to be supplied by or on behalf of SPAC expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the SPAC Stockholders or at the time of the SPAC Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Capitalization of SPAC.

(a) Section 4.6(a) of the SPAC Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of the number and class or series (as applicable) of the issued and outstanding SPAC Shares, Sponsor Shares and SPAC Warrants. All outstanding Equity Securities of SPAC have been duly authorized and validly issued and are fully paid and non-assessable. The issuance of SPAC Shares upon the exercise or conversion, as applicable, of Equity Securities that are derivative securities, will, upon exercise or conversion in accordance with the terms of such Equity Securities against payment therefor, be duly authorized, validly issued, fully paid, and non-assessable. Except as set forth in Section 4.6(a) of the SPAC Disclosure Schedules, such Equity Securities (i) were not issued in violation of the Governing Documents of SPAC or any applicable Law and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of SPAC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the SPAC Shares, Sponsor Shares and SPAC Warrants set forth on Section 4.6(a) of the SPAC Disclosure Schedules (subject to any SPAC Stockholder Redemptions), immediately prior to Closing, there shall be no other outstanding Equity Securities of SPAC.

(b) Except as disclosed in the SPAC SEC Reports, in Section 4.6(b) of the SPAC Disclosure Schedules, as expressly contemplated by this Agreement, the Ancillary Documents or the Transactions or as otherwise mutually agreed to by the Company and SPAC, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require SPAC, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the Transactions or as otherwise mutually agreed in writing by the

Company and SPAC, there is no obligation of SPAC, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of SPAC. Except as disclosed in the SPAC SEC Reports or SPAC’s Governing Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or Equity Securities of SPAC. Except as disclosed in the SPAC SEC Reports or in Section 4.6(b) of the SPAC Disclosure Schedules, there are no outstanding bonds, debentures, notes or other Indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC Stockholders may vote. Except as disclosed in the SPAC SEC Reports or in Section 4.6(b) of the SPAC Disclosure Schedules, SPAC is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to SPAC Shares or any other Equity Securities of SPAC. SPAC does not own any Equity Securities in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any Equity Securities, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Securities, of such Person.

Section 4.7 SEC Filings. SPAC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its SPAC IPO (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “SPAC SEC Reports”). Each of the SPAC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the SPAC SEC Reports. As of their respective dates of filing, the SPAC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Reports.

Section 4.8 Trust Account.

(a) As of the date of this Agreement, SPAC has an amount in cash in the Trust Account of approximately $287,511,514 (including, an aggregate of approximately $15,812,500 of deferred underwriting commissions and other fees being held in the Trust Account). The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of February 24, 2021 (the “Trust Agreement”), between SPAC and American Stock Transfer & Trust Company, LLC, as trustee (the “Trustee”).There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the SPAC Stockholders who shall have elected to redeem their SPAC Shares pursuant to the Governing Documents of SPAC or (iii) if SPAC fails to complete a business combination within the allotted time period set forth in the Governing Documents of SPAC and liquidates the Trust Account, subject to the terms of the Trust Agreement, SPAC (in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of SPAC) and then the SPAC Stockholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of SPAC and the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no claims or Proceedings pending with respect to the Trust Account. Since February 24, 2021, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). To SPAC’s knowledge, as of the date hereof, following the Closing, no SPAC Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Stockholder is exercising a SPAC Stockholder Redemption. Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the SPAC Stockholders who have elected to redeem their SPAC Shares pursuant to the Governing Documents of SPAC, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the Governing Documents of SPAC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

(b) Assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date (after disbursements in respect of deferred underwriting commissions, Taxes, and to the SPAC Stockholders who shall have elected to redeem their SPAC Shares pursuant to the Governing Documents of SPAC).

Section 4.9 Indebtedness. Except as set forth in Section 4.9 of the SPAC Disclosure Schedules, as of the date hereof, SPAC does not have, or have any Contract requiring it to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 4.10 Transactions with Affiliates. Section 4.10 of the SPAC Disclosure Schedules sets forth all Contracts between (a) SPAC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including Sponsor) or Affiliate of either SPAC or Sponsor, on the other hand (each Person identified in this clause (b), an “SPAC Related Party”). Except as set forth in Section 4.10 of the SPAC Disclosure Schedules, no SPAC Related Party (A) owns any interest in any material asset used in the business of SPAC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of SPAC or (C) owes any material amount to, or is owed material any amount by, SPAC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.10 are referred to herein as “SPAC Related Party Transactions”.

Section 4.11 Litigation. As of the date of this Agreement, there is (and since its incorporation, there has been) no Proceeding pending or, to SPAC’s knowledge, threatened against or involving or otherwise affecting SPAC or its assets, including any condemnation or similar Proceedings. Neither SPAC nor any of its properties or assets is subject to any Order. As of the date of this Agreement, there are no Proceedings by SPAC pending against any other Person. There is no unsatisfied judgment or any open injunction binding upon SPAC which could have a material effect on the ability of SPAC to enter into, perform its obligations under this Agreement and consummate the Transactions.

Section 4.12 Compliance with Applicable Law. SPAC is (and since its incorporation, has been) in compliance with all applicable Laws, except as would not have a material adverse effect on the business, results of operations or financial condition of SPAC. SPAC has not received any written notice from any Governmental Entity of a violation of any applicable Law by SPAC at any time since its formation, which violation would reasonably be expected to have a material effect on the ability of SPAC to enter into, perform its obligations under this Agreement and consummate the Transactions.

Section 4.13 Business Activities.

(a) Since its SPAC IPO, SPAC has held all SPAC IPO proceeds in the Trust Account (other than any amounts permitted to be disbursed under the terms of the Trust Agreement and as described in the SPAC Prospectus) as business assets for the purpose of being used in the conduct of business following its Business Combination. Except as set forth in SPAC’s Governing Documents, there is no Contract binding upon SPAC or to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it (including, in each case, as contemplated following the Closing).

(b) SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a business combination.

(c) Except for this Agreement and the agreements expressly contemplated hereby or as set forth in Section 4.13(c) of the SPAC Disclosure Schedules, SPAC is and at no time has been, party to any Contract with any other Person that would require payments by SPAC in excess of $100,000 in the aggregate with respect to any individual Contract or more than $500,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby and Contracts set forth in Section 4.13(c) of the SPAC Disclosure Schedules). SPAC is not a party to any Contract containing any non-compete, non-solicitation or other restrictive covenants that would bind the Company and its Subsidiaries after the Closing.

(d) There is no liability, debt or obligation against SPAC, except for liabilities and obligations (i) reflected or reserved for on SPAC’s consolidated balance sheet as of June 30, 2021 or disclosed in the notes thereto, (ii) that have arisen since the date of SPAC’s consolidated balance sheet as of June 30, 2021 in the ordinary course of the operation of business of SPAC or that are set forth in Section 4.13(d) of the SPAC Disclosure Schedules or (iii) incurred in connection with or contemplated by this Agreement and/or the Transactions or (iv) that would not reasonably be expected to be, individually or in the aggregate, material to SPAC.

(e) Other than this Agreement, general working capital and the Trust Agreement and the applicable rights and interests in and to the Trust Account as set forth therein, SPAC does not own any assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, SPAC owns good and valid title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by SPAC in the operation of its business, and there are no Liens (other than Permitted Liens and restrictions on use of the Trust Account set forth in the Trust Agreement) on any of SPAC’s assets, tangible or intangible.

Section 4.14 Internal Controls; Listing; Financial Statements.

(a) Except as is not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its SPAC IPO, (i) SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and principal financial officer by others within SPAC. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s financial statements included in SPAC’s periodic reports required under the Exchange Act.

(b) SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC.

(c) Since its SPAC IPO, SPAC has complied in all material respects with all applicable listing and corporate governance rules and regulations of the NYSE. The issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “HUGSU”. The issued and outstanding SPAC Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “HUGS”. The issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “HUGSW”. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of SPAC, threatened against SPAC by the NYSE or the SEC with respect to any intention by such entity to deregister the SPAC Units, SPAC Shares or SPAC Warrants or prohibit or terminate the listing of the SPAC Units, SPAC Shares or SPAC Warrants on the NYSE. Neither SPAC nor any of its Affiliates has taken any action that is designed to terminate the registration of the SPAC Units, SPAC Shares or SPAC Warrants under the Exchange Act except as contemplated by this Agreement. SPAC has not received any notice from the NYSE or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Units, SPAC Shares or SPAC Warrants from the NYSE or the SEC.

(d) The SPAC SEC Reports contain true and complete copies of the applicable SPAC Financial Statements. The SPAC Financial Statements (i) fairly present in all material respects the financial position of SPAC as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited SPAC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e) SPAC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for SPAC’s assets. SPAC maintains and, for all periods covered by the SPAC Financial Statements, has maintained books and records of SPAC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of SPAC in all material respects.

(f) Since its incorporation, SPAC has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of SPAC to SPAC’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of SPAC to SPAC’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC.

(g) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SPAC SEC Reports. None of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.15 No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.15 of the SPAC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the Transactions (it being understood and agreed that the expected third-parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.15 of the SPAC Disclosure Schedules), (c) that are incurred in connection with or incident or related to SPAC’s incorporation or continuing corporate existence, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.11(e) or incurred in accordance with Section 5.11(e) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the SPAC Financial Statements included in the SPAC SEC Reports, SPAC has no Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.16 Tax Matters.

(a) SPAC has prepared and timely filed (taking into account any applicable ordinary course extensions) all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true, correct, and complete in all material respects and prepared in substantial compliance with all applicable Laws and Orders, and SPAC has paid all income and other material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b) SPAC has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.

(c) No deficiencies for Taxes against any of SPAC have been claimed, proposed or assessed in writing by any Tax Authority that remain unpaid except for deficiencies which are being contested in good faith and with respect to which adequate reserves have been established. SPAC is not currently the subject of a Tax audit or examination with respect to any Taxes. SPAC has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d) SPAC is not party to any agreements (or has otherwise agreed) to extend or waive the time in which any Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect. SPAC is not currently the beneficiary of any extension of time within which to file any Tax Return, other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to SPAC which agreement or ruling would be effective after the Closing Date.

(f) SPAC is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or any transaction substantially similar thereto.

(g) There are no Liens for Taxes on any assets of SPAC other than Permitted Liens.

(h) During the two (2)-year period ending on the date of this Agreement, SPAC was not a “distributing corporation” or a “controlled corporation” in a transaction purported or intended to be governed by Section 355 of the Code.

(i) SPAC (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has no any Liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(j) No written claims have ever been made by any Tax Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k) SPAC is not a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(l) SPAC is not and has not been during the last five (5) years a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) SPAC will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale made prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date other than in respect of such amounts reflected in the balance sheets included in SPAC’s financial statements, or received in the ordinary course of business since the date of the most recent balance sheet included in SPAC’s financial statements; or (iv) use of an improper method of accounting for a taxable period on or prior to the Closing Date.

(n) SPAC is Tax resident only in its jurisdiction of formation.

(o) SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

(p) SPAC has not taken nor agreed to take any action (other than agreeing to consummate SPAC Stockholder Redemptions) that could reasonably be expected to prevent or impede the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

Section 4.17 Material Contracts; No Defaults.

(a) The SPAC has filed as an exhibit to the SPAC SEC Reports all Contracts, including every “material contract” (as such term is defined in Item 601(b) (10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements and this Agreement) to which, as of the date of this Agreement, SPAC is a party or by which any of its respective assets are bound.

(b) Each Contract of a type required to be filed as an exhibit to the SPAC SEC Reports, whether or not filed, was entered into at arm’s length. Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type required to be filed as an exhibit to the SPAC SEC Reports, whether or not filed, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of SPAC, and, to the knowledge of the SPAC, the other parties thereto, and are enforceable by SPAC to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a Proceeding in equity or at law), (ii) the SPAC and, to the knowledge of the SPAC, the counterparties thereto, are not in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract, (iii) SPAC has not received any written or oral claim or notice of material breach of or material default under any such Contract, (iv) no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by SPAC or any other party thereto (in each case, with or without notice or lapse of time or both) and (v) SPAC has not received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

Section 4.18 Absence of Changes. Since the date of SPAC’s incorporation, (a) no change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of SPAC or the ability of SPAC to enter into, perform its obligations under this Agreement or consummate the Transactions and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the Transactions, (i) SPAC has conducted its business in the ordinary course in all material respects and (ii) SPAC has not taken any action that would require the consent of the Company if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.11(b), Section 5.11(l) or Section 5.11(o).

Section 4.19 Employee Benefit Plans. SPAC does not maintain, contribute to or have any material obligation or liability, any “employee benefit plan” as defined in Section 3(3) of ERISA or any other material, written plan, policy, program, arrangement or agreement (other than employment agreements) providing compensation or benefits to any current or former director, officer, employee, independent contractor or other service provider of SPAC, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements, but not including any plan, policy, program, arrangement or agreement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which SPAC has no remaining obligations or liabilities (collectively, the “SPAC Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in any material payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any stockholder, director, officer or employee of SPAC or (ii) result in the acceleration, vesting or creation of any rights of any stockholder, director, officer or employee of SPAC to material (x) payments or (y) benefits or (z) increases in any existing payments or benefits or any loan forgiveness.

Section 4.20 Sponsor Letter Agreement. SPAC has delivered to the Company a true, correct and complete copy of the Sponsor Letter Agreement. The Sponsor Letter Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by SPAC. The Sponsor Letter Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each other party thereto and neither the execution or delivery by any party thereto, nor the performance of any party’s obligations under, the Sponsor Letter Agreement violates any provision of, or results in the breach of or default under, or require any filing, registration or qualification under, any applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the Sponsor Letter Agreement.

Section 4.21 Investment Company Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act of 1940, as amended. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.22 Charter Provisions. As of the date of this Agreement, there is no shareholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which SPAC is subject, party or otherwise bound.

Section 4.23 Compliance with International Trade & Anti-Corruption Laws.

(a) Since SPAC’s incorporation, neither SPAC nor, to SPAC’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been a Sanctioned Person.

(b) Since SPAC’s incorporation, neither SPAC, its directors or officers, nor, to SPAC’s knowledge, any of its employees, agents or any other Persons acting for or on behalf of any of SPAC has, directly or knowingly indirectly (i) made, offered, promised, authorized, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person,

(ii) made, offered, promised, authorized or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, promised, authorized, paid or received any improper payment in violation of any Anti-Corruption Laws. SPAC has implemented and maintained policies and procedures reasonably designed to promote compliance with Anti-Corruption Laws, Sanctions and Export Control Laws.

(c) To the knowledge of SPAC, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the actual or possible violation of the Anti-Corruption Laws by SPAC and since its date of incorporation, SPAC has not received any written notice that there is any investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding an actual or possible violation of the Anti-Corruption Laws.

Section 4.24 Investigation; No Other Representations.

(a) SPAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the Transactions.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, SPAC has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article III and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and SPAC, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article III and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the Transactions.

Section 4.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES . NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY PARTIES OR ANY OF ITS OR THEIR REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE IV AND THE ANCILLARY DOCUMENTS, NEITHER SPAC, NOR ANY SPAC NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND SPAC EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND

AFFAIRS OR HOLDINGS OF SPAC THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY PARTIES OR ANY OF ITS OR THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF SPAC BY OR ON BEHALF OF THE MANAGEMENT OF SPAC OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY, MERGER SUB, OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION, ANY SPAC SEC REPORTS, OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF SPAC ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF SPAC, ANY SPAC NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement, any Ancillary Document, the Company IPO, as required by applicable Law, as set forth on Section 5.1 of the Company Disclosure Schedules, or as consented to in writing by SPAC (it being agreed that any request for a Consent shall not be unreasonably withheld, conditioned or delayed), use its commercially reasonable efforts to (i) conduct and operate the business of the Group Companies in the ordinary course in all material respects, (ii) maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, and (iii) preserve existing relations and goodwill of the Group Companies with suppliers, distributors and creditors of the Group Companies. Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (x) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company to be necessary to comply with COVID-19 Measures shall in no event be deemed to constitute a breach of this Section 5.1 and (y) any action taken, or omitted to be taken, by any Group Company to the extent that the board of directors of the Company reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of this Section 5.1.

Section 5.2 Efforts to Consummate; Litigation.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions (including the satisfaction, but not waiver, of the closing conditions set forth in Article VI) and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement; provided, however, that nothing set forth in this Section 5.2 shall be construed as requiring the Parties to use reasonable best efforts to consummate the Company IPO or make effective the Company IPO Registration Statement. Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement. The Company on the one hand, and SPAC, on the other hand, shall, each, pay fifty percent (50%) of all costs incurred in connection with obtaining such Consents; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to any Law. SPAC shall promptly inform the Company of any communication between SPAC, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform SPAC of any communication between any Company Party, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the Transactions. Without limiting the foregoing, each Party and its respective Affiliates shall not enter into any agreement with any Governmental Entity to delay or not to consummate the Transactions, except with the prior written consent of SPAC and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (A) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (B) terminate, amend or assign existing relationships and contractual rights or obligations, (C) amend, assign or terminate existing licenses or other agreements, or (D) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with SPAC’s and the Company’s prior written consent.

(b) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company Parties, on the other hand, shall give counsel for the Company Parties (in the case of SPAC) or SPAC (in the case of any Company Party), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the Transactions. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any Company Party, SPAC, or, in the case of SPAC, any Company Party in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any Company Party, SPAC, or, in the case of SPAC, the Company, the opportunity to attend and participate in such meeting or discussion. Notwithstanding anything in this Agreement to the contrary, the Company shall determine the strategy to be pursued for obtaining, and lead any efforts to obtain, any Consents required from any Governmental Entity in connection with the Transactions. The Company shall, in good faith, take into consideration SPAC’s views, suggestions and comments regarding such strategy and efforts. Notwithstanding anything in this Agreement to the contrary, SPAC shall have no consultation right or right to participate in discussions or meetings between the Company and a Governmental Entity that relate to the Company IPO.

(c) From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly (but in no event later than two (2) Business Days) after learning of any stockholder demands or other stockholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating to this Agreement or any Ancillary Document (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, SPAC or any of its Representatives (in their capacity as a Representative of SPAC) or, in the case of the Company and Merger Sub, any Group Company or Merger Sub or any of their respective Representatives (in their capacity as a Representative of any Group Company or Merger Sub). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other with respect to the Transaction Litigation. Notwithstanding the foregoing, the Company shall, in its sole discretion, subject to and without limiting the covenants and agreements, and the rights of SPAC, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall the Company, any other Group Company, Merger Sub or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for SPAC to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of SPAC and its Representative(s) that are the subject of such Transaction Litigation, (B) provides for (x) the payment of cash, a portion of which is payable by SPAC or its Representative(s) thereof or would otherwise constitute a SPAC Liability or (y) a non-monetary, injunctive, equitable or similar relief against SPAC or (C) contains an admission of wrongdoing or Liability by SPAC or any of its Representatives). Without limiting the generality of the foregoing, in no event shall SPAC or any of its Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein or therein shall govern and control to the extent of such conflict.

(b) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to SPAC and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies, including financial information used in the preparation of the Financial Statements (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to SPAC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any privacy Law, (B) result in the disclosure of any trade secrets of third-parties in breach of any Contract with such third-party, (C) violate any legally binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company or Merger Sub, on the one hand, and SPAC, any SPAC Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

(c) From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, SPAC shall provide, or cause to be provided, to the Company and its Representatives any Evaluation Material or any other information during normal business hours reasonable access to the directors, officers, books and records of SPAC (in a manner so as to not interfere with the normal business operations of SPAC). Notwithstanding the foregoing, SPAC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any Evaluation Material or any other information (i) if and to the extent doing so would (A) violate any Law to which SPAC is subject, (B) result in the disclosure of any trade secrets of third-parties in breach of any Contract with such third-party, (C) violate any legally binding obligation of SPAC with respect to confidentiality, non-disclosure or privacy or (D)

jeopardize protections afforded to SPAC under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), SPAC shall use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if SPAC, on the one hand, and any Group Company, any Company Non-Party Affiliate, Merger Sub or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that SPAC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.

Section 5.4 Cooperation.

(a) Prior to Closing, the Company shall, and shall cause its respective Subsidiaries (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with consummating the Transactions, including, without limitation, in the marketing and due diligence efforts for the Transactions, including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request and (b) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such marketing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company.

(b) Prior to Closing, SPAC shall, and shall cause its officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with consummating the Transactions and the Company IPO, including, without limitation, in the marketing and due diligence efforts for the Transactions and the Company IPO, including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request and (b) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to such marketing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of SPAC.

Section 5.5 Public Announcements.

(a) Subject to Section 5.5(b), Section 5.8 and Section 5.9, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and SPAC or, after the Closing, the Company; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use commercially reasonable efforts to consult with the Company, if the disclosing party is SPAC, or SPAC, if the disclosing party is any Company Party, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use commercially reasonable efforts to consult with the Company and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.5 and (iii) subject to the terms of Section 5.1, to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the Transactions. Notwithstanding the preceding sentence, the Company shall not be required to obtain prior written consent of SPAC if the Company makes any announcement or communication related to the Company IPO unless such announcement or communication refers to SPAC, DM, this Agreement or the Transactions, in which case the prior written consent of SPAC shall be required (such consent not to be unreasonably withheld, conditioned or delayed), except that the Company may make such announcement or other communication without the prior written consent of SPAC (i) if such announcement or other communication is required by applicable Law, in which case the Company and its Representatives shall use commercially reasonable efforts to consult with SPAC to review such announcement or communication and the opportunity to comment thereon and the Company shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.5 and (iii) subject to the terms of Section 5.1, to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents, in connection with the Transactions or the Company IPO.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and SPAC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and SPAC shall consider such comments in good faith. The Company, on the one hand, and SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), the Company shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.6 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes (which, for the avoidance of doubt, shall not include any Tax imposed on or determined with reference to income, profits, gross receipts, or direct or indirect capital gains) incurred in connection with the Merger and the other transactions contemplated hereby (“Transfer Taxes”) shall constitute Company Expenses. The Company shall, at its own expense, file (or cause to be filed) all necessary Tax Returns with respect to all such Transfer Taxes and shall timely pay (or cause to be timely paid) to the applicable Governmental Entity such Transfer Taxes (subject to prompt reimbursement from the Sponsor). The Parties agree to reasonably cooperate to (i) sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Transfer Taxes and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Transfer Taxes.

(b) Tax Treatment. The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the “Intended Tax Treatment”). Each Party hereto agrees to report for all Tax purposes in a manner consistent with, and not otherwise take any U.S. federal income tax position inconsistent with, this Section 5.6(b) unless (i) such Party first makes a determination in good faith based on advice of a law firm or accounting firm that such reporting should not be permitted by Law due to (x) a change in applicable Tax Law after the date hereof or (y) the number of SPAC Stockholders electing to have their SPAC Shares redeemed in the SPAC Stockholder Redemption and (ii) consults in good faith with the other Parties and the Sponsor about such determination. The Parties shall not take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Intended Tax Treatment (it being understood that SPAC may consummate any SPAC Stockholder Redemption). Each of the Parties hereto further acknowledges and hereby agrees (x) that it is not a condition to the Closing that the Merger qualifies as a “reorganization” within the meaning of Section 368(a); and (y) neither SPAC nor any Group Company shall have any liability or obligation to any Person (including any Person who at any time held shares or warrants of SPAC) if the Merger does not qualify as a “reorganization” with the meaning of Section 368(a) of the Code.

(c) If, in connection with the Merger, the SEC requests or requires that tax opinions be prepared and submitted with respect to the tax consequences to the SPAC Stockholders of the Merger, and if such a tax opinion is being provided by tax counsel, each of the Company and SPAC agree to deliver to such tax counsel customary tax representation letters satisfactory to such counsel, dated and executed as of such date(s) as determined reasonably necessary by such counsel in connection with the preparation of such tax opinions.

(d)    At or prior to the Closing, SPAC shall have delivered to the Company a certificate and notice pursuant to Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h)(2) certifying that SPAC has not been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) during the five (5)-year period ending on the Closing Date and a letter notifying the U.S. Internal Revenue Service of the same, in a form reasonably acceptable to the Company.

(e)    Following the Closing, each of the Group Companies and SPAC shall, and shall cause their Affiliates to, comply with the requirements with respect to the funds in the Trust Account set forth on Exhibit F.

Section 5.7    Exclusive Dealing.

(a)    The Company shall immediately cease and cause to be terminated all existing discussions and negotiations with any parties with respect to any proposal that constitutes or may be reasonably expected to constitute or lead to a Company Acquisition Proposal. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company Parties shall not, and shall cause the other Group Companies not to, and shall not authorize or permit their respective Representatives to, and shall use their reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) waive or otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to a Company Acquisition Proposal, including without limitation any “standstill” or similar provisions thereunder, or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify SPAC promptly upon receipt of any Company Acquisition Proposal by any Group Company or Merger Sub, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep SPAC reasonably informed on a current basis of any modifications to such offer or information.

(b)    Notwithstanding anything to the contrary contained in Section 5.7(a), if at any time on or after the date hereof, the Company receives a written proposal for a Company Acquisition Proposal for a transaction of the type describe in clause (a) of the definition of Company Acquisition Proposal (such proposal, a “Competing Proposal”) from any Person or group of Persons, which Competing Proposal was made on or after the date hereof and that did not result from or arise in connection with a breach by the Company of Section 5.7(a), (i) the Company may contact such Person or group of Persons to clarify the terms and conditions thereof and to inform such Persons of the provisions of Section 5.7(a), (ii) may furnish, pursuant to a confidentiality agreement containing confidentiality provisions that are no less favorable in the aggregate to SPAC than those contained in the Confidentiality Agreement, information

(including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; and (iii) may engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person subsequent to the date hereof that prohibits the Company from providing any information to SPAC in accordance with this Section 5.7. The Company may terminate this Agreement pursuant to Section 7.1(h) and enter into a definitive transaction agreement with respect to a Competing Proposal, if and only if, the Company receives a Competing Proposal that did not result or arise in connection with a material breach by the Company of this Section 5.7; provided, that in order to terminate this Agreement to enter into a such agreement with respect to a Competing Proposal, the Company shall be required to pay the Termination Fee in accordance with the terms of Section 7.2(b).

(c)    From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC shall not, and shall cause its Representatives not to, and shall not authorize or permit their respective Representatives to, and shall use their reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a SPAC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a SPAC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of SPAC (or any Affiliate or successor of SPAC); or (v) waive or otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to a SPAC Acquisition Proposal, including without limitation any “standstill” or similar provisions thereunder, or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. SPAC agrees to (A) notify the Company promptly upon receipt of any SPAC Acquisition Proposal by SPAC, and to describe the material terms and conditions of any such SPAC Acquisition Proposal in reasonable detail (including the identity of any Person making such SPAC Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information. The transfer of the SPAC Evaluation Material pursuant to Section 5.18 shall not violate the terms of this Section 5.7.

Section 5.8    Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the date of this Agreement, SPAC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either SPAC or the Company, as applicable): (a) a proxy statement (the “Proxy Statement”) to be filed with the SEC by SPAC relating to the Transaction Proposals to be submitted to the holders of SPAC Shares and Sponsor Shares at the SPAC Stockholders Meeting, all in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the Listing Exchange and (b) a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by the Company pursuant to which Company Common Stock and Company Warrants issuable in the Merger will be registered with the SEC and that will include the Proxy Statement (such document, the “Registration Statement / Proxy Statement”), all in accordance with and as required by SPAC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the Listing Exchange. Each of SPAC and the Company shall use its commercially reasonable efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other party of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. SPAC and the Company agree that the Registration Statement / Proxy Statement (and any amendment or supplement thereto) shall be filed on a confidential basis until such time that the Company determines, in its sole discretion, to file the Registration Statement / Proxy Statement publicly. SPAC, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.8 or for including in any other statement, filing, notice or application made by or on behalf of the Company or SPAC to the SEC or the Listing Exchange in connection with the Transactions. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any Company Party, SPAC, or, in the case of SPAC, the Company, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of SPAC, the Company, or, in the case of the Company, SPAC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) the Company shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the SPAC Stockholders. The Company shall as promptly as reasonably practicable advise SPAC of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Company Common Stock or Company Warrants for offering or sale in any jurisdiction, and the Company and SPAC shall each use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use commercially reasonable efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company and/or its designees shall pay all fees in connection with the registration of Company Common Stock and the filing of the Registration Statement / Proxy Statement.

Section 5.9    SPAC Stockholder Approval. SPAC shall use its commercially reasonable efforts to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold the meeting of the SPAC Stockholders in accordance with the Governing Documents of SPAC and the DGCL (the “SPAC Stockholders Meeting”), (ii) after the Registration Statement / Proxy Statement is declared effective under the Securities Act, cause the proxy statement contained therein to be disseminated to the SPAC Stockholders and (iii) after the Registration Statement / Proxy Statement is declared effective under the Securities Act, solicit proxies from the SPAC Stockholders to vote in accordance with the SPAC Board Recommendation, and, if applicable, any approvals related thereto, and providing the SPAC Stockholders with the Offer. SPAC shall, through unanimous approval of its board of directors, recommend to its stockholders (the “SPAC Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger and the issuance of the Per Share Consideration hereunder); (ii) the adoption and approval of each other proposal that either the SEC or the Listing Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (iii) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions; and (iv) the adoption and approval of a proposal for the adjournment of the SPAC Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (iv) together, the “Transaction Proposals”); provided, that SPAC may adjourn the SPAC Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the SPAC Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that SPAC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the SPAC Stockholders prior to the SPAC Stockholders Meeting or (D) if the holders of SPAC Shares have elected to redeem a number of SPAC Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied; provided that, without the consent of the Company, in no event shall SPAC adjourn the SPAC Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond four (4) Business Days prior to the Termination Date. The SPAC Board Recommendation shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, SPAC covenants that none of the SPAC Board or SPAC nor any committee of the SPAC Board shall change, withdraw, withhold or modify, or propose publicly or by formal action of the SPAC Board, any committee of the SPAC Board or SPAC to change, withdraw, withhold or modify the SPAC Board Recommendation or any other recommendation by the SPAC Board or SPAC of the proposals set forth in the Registration Statement / Proxy Statement (a “SPAC Change in Recommendation”).

Section 5.10    Merger Sub Shareholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, the Company, as the sole shareholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).

Section 5.11    Conduct of Business of SPAC. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC shall, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.11 of the SPAC Disclosure Schedules, or as consented in writing by the Company (it being agreed that any request for a Consent shall not be unreasonably withheld, conditioned, or delayed), use its commercially reasonable efforts to comply with and continue performing under SPAC’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which SPAC may be a party. Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC shall not, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.11 of the SPAC Disclosure Schedules or as consented to in writing by the Company (such Consent not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a)    adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of SPAC;

(b)    declare, set aside, make or pay a dividend on, or make any other distribution or payment (whether in cash, stock or property) in respect of, any Equity Securities of SPAC, or repurchase, redeem (other than in connection with the SPAC Stockholder Redemption) or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of SPAC;

(c)    (i) merge, consolidate, combine or amalgamate SPAC with any Person (other than Merger Sub) or (ii) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(d)    split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(e)    incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently, or otherwise) any Indebtedness or other Liability, other than working capital loans from the Sponsor in an amount not to exceed, in aggregate $2,000,000;

(f)    make any loans or advances to, or capital contributions to, or guarantees for the benefit of, or any investment in, any other Person, other than to, of, or in, SPAC;

(g)    issue, transfer, grant, sell, deliver or authorize dispose of any Equity Securities of SPAC or securities exercisable for or convertible into Equity Securities of SPAC (including options, warrants or other equity-based awards);

(h)    enter into, renew, modify or revise any SPAC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a SPAC Related Party Transaction);

(i)    engage in any activities or business, other than activities or business (i) in connection with or incident or related to SPAC’s incorporation or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the Transactions or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;

(j)    make, change or revoke any material election concerning Taxes, change or otherwise modify any method of accounting as such relates to Taxes, amend any income or other material Tax Return, surrender any right to claim a refund of income or other material Taxes, enter into any Tax closing agreement, settle any Tax claim or assessment, change its jurisdiction of Tax residence, or Consent to any extension or waiver of the limitation period applicable to or relating to any Tax claim or assessment;

(k)    (i) commence any Proceeding that is material to the SPAC or its assets or properties or (ii) enter into any settlement, conciliation or similar Contract that would require any payment from the Trust Account or that would impose non-monetary obligations on SPAC or any of its Affiliates (or the Company or any of its Subsidiaries after the Closing);

(l)    authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving SPAC;

(m)    change SPAC’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(n)    enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

(o)    enter into, materially modify, materially amend, waive any material right under, terminate (excluding any expiration in accordance with its terms) or fail to renew, any Material Contract of the type described in Section 4.17 (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms);

(p)    enter into or adopt any SPAC Benefit Plan or any benefit or compensation plan, policy, program or arrangement that would be a SPAC Benefit Plan if in effect as of the date of this Agreement; or

(q)    seek any approval from the SPAC Stockholders except as contemplated by the Transaction Proposals;

(r)    form any Subsidiary;

(s)    sell, assign, transfer, convey, lease, license, abandon, dedicate to the public or otherwise dispose of any material tangible assets or properties of SPAC;

(t)    enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.11.

Notwithstanding anything in this Section 5.11 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of SPAC and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, SPAC from using the funds held by SPAC outside the Trust Account to pay any SPAC Expenses or SPAC Liabilities or from otherwise distributing or paying over any funds held by SPAC outside the Trust Account to Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 5.12    Listing Exchange. The Company shall use commercially reasonable efforts to cause: (a) the Company’s initial listing application with the Listing Exchange in connection with the transactions contemplated by this Agreement to have been approved: (b) the Company to satisfy all applicable initial listing requirements of the Listing Exchange; and (c) the Company Common Stock and Company Warrants issuable in accordance with this Agreement, including the Merger, to be approved for listing on the Listing Exchange (and SPAC shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time. The Company shall pay all fees of the Listing Exchange in connection with the application to list and the listing of Company Common Stock and Company Warrants on the Listing Exchange.

Section 5.13    Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI and provision of notice thereof to the Trustee, (a) at the Closing, SPAC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to, cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement to: (A) pay as and when due all amounts, if any, payable to the Public Stockholders of SPAC pursuant to the SPAC Stockholder Redemption, (B) pay Unpaid SPAC Expenses, and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to SPAC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.14    Sponsor Letter Agreement; Subscription Agreements.

(a)    As promptly as reasonably practicable, SPAC shall deliver, or cause to be delivered, to the Company the Sponsor Letter Agreement duly executed by Sponsor.

(b)    The Company may not modify or waive any provisions of the JAB Subscription Agreement without the prior written consent of SPAC.

(c)    SPAC may not amend, modify or waive any provisions of the Sponsor Letter Agreement without the prior written consent of the Company.

Section 5.15    Indemnification; Directors’ and Officers’ Insurance.

(a)    All rights to indemnification or exculpation now existing in favor of the directors and officers of SPAC, as provided in the SPAC Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the Transactions and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and the Company will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, the Company shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the SPAC Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the SPAC Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of SPAC (the “D&O Persons”) entitled to be so indemnified, their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such D&O Person was a director or officer of SPAC immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)    The Company shall not have any obligation under this Section 5.15 to any D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)    For a period of six (6) years after the Effective Time, the Surviving Company shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of SPAC as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (i.e., “tail coverage”). Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under SPAC’s directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by SPAC prior to the date of this Agreement and, in such event, the Surviving Company shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by SPAC prior to the date of this Agreement.

(d)    If the Surviving Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.15.

(e)    The D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Surviving Company.

Section 5.16    Post-Closing Directors and Officers

(a)    SPAC acknowledges that DM shall be appointed as the lead independent director of the Company Board effective as of, and conditioned upon, the Company IPO Closing. The directors of the Company immediately prior to the Effective Time shall be the directors of the Company immediately following the Effective Time.

(b)    The officers of the Company immediately prior to the Effective Time shall be the officers of the Company immediately following the Effective Time.

Section 5.17    PCAOB Financials.

(a)    As promptly as reasonably practicable, the Company shall deliver to SPAC the financial statements required to be included in the Registration Statement / Proxy Statement and any other filings to be made by the Company and/or SPAC with the SEC in connection with the Transactions. All such financial statements, together with any unaudited consolidated balance sheet and the related statements of operations, changes in stockholders’ equity and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter that is required to be included in the Registration Statement / Proxy Statement and any other filings to be made by the Company and/or SPAC with the SEC in connection with the Transactions, (A) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as of the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) will, in the case of the Closing Company Audited Financial Statements, have been audited in accordance with the standards of the PCAOB.

(b)    The Company shall use its commercially reasonable efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, SPAC in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by the Company with the SEC in connection with the Transactions and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.18    SPAC Transfer of Certain Intellectual Property.

(a)    The Company acknowledges that SPAC is in possession of certain confidential and proprietary information of third parties received in connection with the SPAC’s evaluation of alternative business combinations, including but not limited to, information concerning the business, financial condition, operations, assets and liabilities, trade secrets, know-how, technology, customers, business plans, intellectual property, promotional and marketing efforts, the existence and progress of financings, mergers, sales of assets, take-overs or tender offers of third parties, including SPAC’s and its Representatives’ internal notes and analysis concerning such information (collectively, “Evaluation Material”), and that the Evaluation Material is or may be subject to confidentiality or non-disclosure agreement. The Company acknowledges it has no right or expectancy in or to the Evaluation Material.

(b)    The Company shall have no right or expectancy in or to the name “Union Square Hospitality Group” or any derivation thereof, the trading symbols “HUGS” SPAC’s internet domain name, or the Intellectual Property Rights therein.

Section 5.19    Amended and Restated Warrant Agreement. Immediately prior to the Effective Time, the Company, SPAC, and American Stock Transfer & Trust Company, LLC shall enter into the Amended and Restated Warrant Agreement (a) pursuant to which SPAC will assign to the Company all of its rights, interests, and obligations in and under the Warrant Agreement and (b) that will reflect the changes to convert the SPAC Warrants into Company Warrants as set forth in Section 2.2(d).

Section 5.20    Company IPO Lockup. In connection with the Company IPO, the Company shall cause its directors, officers, and each holder that beneficially owns at least 10% of the Company Common Stock upon consummation of the Company IPO to enter into lockup agreements with the managing underwriters of the Company IPO in the form reasonably requested by the managing underwriters providing that the parties thereto shall not transfer, assign or sell any shares of Company Common Stock beneficially owned by them for at least 180 days following the effectiveness of the Company IPO Registration Statement, subject to the exceptions set forth therein.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1    Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, if permitted by applicable Law, in writing by the Party for whose benefit such condition exists of the following conditions:

(a)    there shall not have been entered, enacted or promulgated any Law or Order enjoining or prohibiting the consummation of the transactions contemplated by this Agreement;

(b)    the Company IPO Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Company IPO Registration Statement shall have been issued by the SEC and shall remain in effect with respect to the Company IPO Registration Statement, no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending, and the Company IPO shall have closed;

(c)    the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement / Proxy Statement shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)    the SPAC Stockholder Approval shall have been obtained;

(e)    after giving effect to the transactions contemplated hereby, SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Offer;

(f)    the Company’s initial listing application with the Listing Exchange in connection with the transactions contemplated by this Agreement shall have been approved and the Company shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the Company Shares (including, for the avoidance of doubt, the Company Common Stock to be issued pursuant to the Merger) shall have been approved for listing on the Listing Exchange, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders; and (g) each Ancillary Document shall have been executed and delivered by the parties thereto and shall be in full force and effect.

Section 6.2    Other Conditions to the Obligations of SPAC. The obligations of SPAC to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, if permitted by applicable Law, in writing by SPAC of the following further conditions:

(a)    (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the Company Parties set forth in Article III (other than the Company Fundamental Representations)

shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)    the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c)    since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;

(d)    at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to SPAC a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to SPAC;

(e)    SPAC shall have received a certificate of the secretary or equivalent officer of each of the Company Parties certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors or equivalent body of each of the Company Parties authorizing the execution, delivery, and performance of this Agreement and the Transactions, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transactions; and (f) the Company Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 2.1(f); and

(f)    DM has been appointed lead independent director of the Company Board.

Section 6.3    Other Conditions to the Obligations of the Company Parties. The obligations of the Company Parties to consummate the Transactions are subject to the satisfaction or waiver, if permitted by applicable Law, in writing by the Company (on behalf of itself and Merger Sub) of the following further conditions:

(a)    (i) the SPAC Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date) and

(iii) the representations and warranties of SPAC set forth in Article IV (other than the SPAC Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a material adverse effect;

(b)    SPAC shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by SPAC under this Agreement at or prior to the Closing;

(c)    the Company shall have received a certificate of the secretary or equivalent officer of SPAC certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of SPAC authorizing the execution, delivery, and performance of this Agreement and the Transactions, and that all such resolutions are in full force and effect and are all of the resolutions of the board of directors of SPAC adopted in connection with the Transactions;

(d)    at or prior to the Closing, SPAC shall have delivered, or caused to be delivered, to the Company a certificate duly executed by an authorized officer of SPAC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company; and (f) at or prior to the Closing, the directors and officers of SPAC shall have resigned or otherwise removed, effective as of or prior to the Closing; and

(e)    the DM Investment shall have been consummated.

Section 6.4    Frustration of Closing Conditions. The Company Parties may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by either of the Company Party’s failure to use commercially reasonable efforts to cause the Closing to occur, as required by Section 5.2. SPAC may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by SPAC’s failure to use commercially reasonable efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE VII

TERMINATION

Section 7.1    Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)    by mutual written consent of SPAC and the Company;

(b)    by SPAC, if any of the representations or warranties set forth in Article III shall not be true and correct or if either Company Party has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by SPAC, and (ii) the Termination Date; provided, however, that SPAC is not then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;

(c)    by the Company, if any of the representations or warranties set forth in Article IV shall not be true and correct or if SPAC has failed to perform any covenant or agreement on the part of SPAC set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SPAC by the Company and (ii) the Termination Date; provided, however, neither Company Party is then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;

(d)    by either SPAC or the Company, if the Transactions have not been consummated by June 30, 2022 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to (x) the Company if either Company Party’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date and (y) SPAC if SPAC’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)    by either SPAC or the Company, if any Governmental Entity shall have issued an Order, promulgated a Law or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable; provided, that (i) the right to terminate this Agreement under this Section 7.1(e)shall not be available to SPAC if (A) SPAC’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (B) SPAC is in material breach of its obligations under this Agreement on such date and (ii) the right to terminate this Agreement under this Section 7.1(e) shall not be available to the Company if (A) a Company Party’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on before such date or (B) the Company is in material breach of its obligations under this Agreement on such date;

(f)    by either SPAC or the Company if the SPAC Stockholders Meeting has been held (including any adjournment thereof), has concluded, SPAC Stockholders have duly voted and the SPAC Stockholder Approval was not obtained;

(g)    by the Company if, prior to obtaining the SPAC Stockholder Approval, the SPAC Board shall have made a SPAC Change in Recommendation or (ii) shall have failed to include the SPAC Board Recommendation in the Registration Statement / Proxy Statement distributed to SPAC Stockholders; or

(h)    by either SPAC or the Company if the Company has entered into a definitive agreement with respect to or consummated a transaction of the type described in clause (a) of the definition of Company Acquisition Proposal.

Section 7.2    Effect of Termination.

(a)    In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) the confidentiality obligation set forth in Section 5.3(a), this Section 7.2, Article I and Article VIII (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under the DM Subscription Agreement, the JAB Subscription Agreement, the Confidentiality Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

(b)    If (A) a Competing Proposal has been made after the date hereof, and the Company terminates this Agreement under Section 7.1(d) and, within three (3) months after the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, a transaction of the type described in clause (a) of the definition of Company Acquisition Proposal or (B) this Agreement is terminated pursuant to Section 7.1(h), then the Company will promptly (and in any event within five (5) Business Days of the termination of this Agreement) pay to SPAC an amount equal to the Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by SPAC. The Company and SPAC acknowledge and agree that in no event will the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events. SPAC’s receipt of the Termination Fee to the extent owed pursuant to this Section 7.2(b) will be the sole and exclusive remedy of SPAC and its Affiliates against the Company, Merger Sub and any Group Company and any Company Non-Party Affiliate, and upon payment of such amount, none of the Company Related Parties will have any further monetary liability or obligation to SPAC relating to or arising out of this Agreement or the Transactions.

ARTICLE VIII

MISCELLANEOUS

Section 8.1    Non-Survival. Each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any SPAC Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2    Entire Agreement. This Agreement (together with the Ancillary Documents), the Confidentiality Agreement, and any other documents, instruments and certificates explicitly referred to herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of their respective Subsidiaries with respect to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, with respect to the subject matter contemplated by this Agreement exist between the Parties, except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 8.3    Assignment. No Party shall assign, delegate or otherwise transfer this Agreement or any part hereof without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 8.3 shall be null and void, ab initio.

Section 8.4    Amendment. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.4 shall be null and void, ab initio.

Section 8.5    Notices. All notices, requests, claims, demands and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)    If  to SPAC, to:

USHG Acquisition Corp.

853 Broadway, 17th Floor

New York, New York

Attention: Adam D. Sokoloff

Email:    asokoloff@ushg.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention: Ryan J. Maierson; Ryan J. Lynch

Email:    ryan.maierson@lw.com; ryan.lynch@lw.com

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Howard A. Sobel; Gregory P. Rodgers

Email:    howard.sobel@lw.com; greg.rodgers@lw.com

(b)    If  to the Company or Merger Sub, to:

Panera Brands, Inc.

3630 South Geyer Road, Suite 100

St. Louis, Missouri 63127 Attention: Thomas Dolan

Email: Tom.Dolan@panerabread.com

with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention: Paul T. Schnell

Sean C. Doyle

Email:    Paul.Schnell@skadden.com

Sean.Doyle@skadden.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.6 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Section 8.7 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and SPAC shall pay, or cause to be paid, all Unpaid SPAC Expenses and (b) if the Closing occurs, then the Company shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid SPAC Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by SPAC pursuant to this Section 8.7 shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account.

Section 8.8 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor their respective counsels, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to SPAC, any documents or other materials posted to the electronic data room located www.intralinks.com under the project name “Project Space” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or reenacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.9 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the SPAC Disclosure Schedules corresponding to any Section or subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the SPAC Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the SPAC Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed under this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and permitted assigns and, except as provided in Section 5.15 and the two subsequent sentences of this Section 8.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.15 and this Section 8.10 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.14 and this Section 8.10 (to the extent related to the foregoing).

Section 8.11 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.12 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.13 Knowledge of Company; Knowledge of SPAC. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.13(a) of the Company Disclosure Schedules, assuming reasonable due inquiry. For all purposes of this Agreement, the phrase “to SPAC’s knowledge” and “to the knowledge of SPAC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.13(b) of the SPAC Disclosure Schedules, assuming reasonable due inquiry. For the avoidance of doubt, none of the individuals set forth on Section 8.13(a) of the Company Disclosure Schedules or Section 8.13(b) of the SPAC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.14 No Recourse. Except for (x) claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any SPAC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document or (y) in the event of Fraud of a Non-Party Affiliate, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the SPAC Non-Party Affiliates, in the case of SPAC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, SPAC or any Non-Party Affiliate concerning any Group Company, SPAC, this Agreement or the transactions contemplated hereby.

Section 8.15 Extension; Waiver. The Company prior to the Closing and the Company and Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of SPAC set forth herein, (b) waive any inaccuracies in the representations and warranties of SPAC set forth herein or (c) waive compliance by SPAC with any of the agreements or conditions set forth herein. SPAC may (i) extend the time for the performance of any of the obligations or other acts of the Company, set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.16 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.16.

Section 8.17 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County (or, in the event that such Proceeding, claim, demand, action or cause of action cannot be brought for jurisdiction reasons, the United States District Court for the District of Delaware) for purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the Transactions, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.17 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.18 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages and without posting a bond, prior to the valid termination of this Agreement in accordance with Section 7.1, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.18 shall not be required to provide any bond or other security in connection with any such injunction.

Section 8.19 Trust Account Waiver. Reference is made to the final prospectus of SPAC, filed with the SEC (File No. 333-252802) on February 25, 2021 (the “SPAC Prospectus”). Each of the Company Parties acknowledges, agrees and understands that SPAC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “SPAC IPO”) and from certain private placements occurring simultaneously with the SPAC IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders (including overallotment shares acquired by SPAC’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the SPAC Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their SPAC Shares in connection with the consummation of SPAC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if SPAC fails to consummate a Business Combination within eighteen (18) months after the closing of the SPAC IPO, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay for any franchise and income taxes, or (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself, its stockholders, and its Affiliates that, none of the Company, its stockholders nor any of its Affiliates does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and the Company or any of its Representatives or Affiliates, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). Each Company Party on behalf of itself, its stockholders and its Affiliates hereby irrevocably waives any Released Claims that it or any of its Representatives or Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with SPAC or its Affiliates).

* * * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Investment Agreement and Plan of Merger to be duly executed on its behalf as of the day and year first above written.

USHG ACQUISITION CORP.

By:	/s/ Adam D. Sokoloff
	Name:	Adam D. Sokoloff
	Title:	Chief Executive Officer

[Signature Page to Investment Agreement and Plan of Merger]

PANERA BRANDS, INC.

By:	/s/ Niren Chaudhary
Name: Niren Chaudhary
Title: President and Chief Executive Officer

RYE MERGER SUB INC.

By:	/s/ Niren Chaudhary
Name: Niren Chaudhary
Title: President

[Signature Page to Investment Agreement and Plan of Merger]

Exhibit 10.1

November 8, 2021

Panera Brands, Inc.

3630 South Geyer Road, Suite 100

St. Louis, Missouri 63127

USHG Acquisition Corp.

53 Broadway, 17th Floor

New York, New York 10010

Re: Sponsor Letter Agreement

Ladies and Gentlemen:

This letter agreement (“Sponsor Letter Agreement”) is being delivered to you in accordance with that certain Investment Agreement and Plan of Merger (the “Merger Agreement”), dated the date hereof, by and among USHG Acquisition Corp., a Delaware corporation (“SPAC”), Panera Brands, Inc., a Delaware corporation (the “Company”), and Rye Merger Sub Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into SPAC (“Merger”), with SPAC surviving the Merger as a wholly owned subsidiary of the Company. In order to induce the Company and SPAC to enter into the Merger Agreement and proceed with the Merger, and in recognition of the benefit that the Merger will confer on the undersigned, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, USHG Investments, LLC, a Delaware limited liability company (the “Sponsor”), and Share Our Strength, a 501(c)(3) nonprofit organization (together with Sponsor, the “Insiders”), each hereby agrees with the Company and SPAC as follows:

1. Each Insider will (i) vote all shares of Class B common stock of SPAC, par value $0.0001 per share (“Sponsor Shares”), and all shares of Class A common stock of SPAC, par value $0.0001 per share (“SPAC Shares”) (including all SPAC Shares issuable upon the conversion of Sponsor Shares and all SPAC Shares underlying units of SPAC) beneficially owned by it in favor of the Merger and each other proposal related to the Merger included on the agenda for the special meeting of stockholders relating to the Merger, (ii) when such meeting of stockholders is held, appear at such meeting or otherwise cause the Sponsor Shares and SPAC Shares beneficially owned by it to be counted as present thereat for the purpose of establishing a quorum and (iii) vote all Sponsor Shares and SPAC Shares beneficially owned by it against any action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of SPAC under the Merger Agreement or result in a breach of any covenant or other obligation or agreement of the Insiders contained in this Sponsor Letter Agreement. Each Insider hereby waives any right to exercise redemption rights with respect to any of the SPAC Shares owned by the undersigned and agrees not to seek redemption with respect to such SPAC Shares (or sell such shares to the Company in any tender offer) in connection with any stockholder vote in connection with the Business Combination (as defined in the Existing Letter Agreement (as defined herein)). The obligations of the Insiders specified in this paragraph 1 shall apply whether or not the Merger or any action described above is recommended by the board of directors of SPAC (the “SPAC Board”) or the SPAC Board has effected a SPAC Change in Recommendation (as defined in the Merger Agreement).

2. Each Insider hereby agrees to enter into a customary lock-up agreement (the “Lockup Agreement”) with the managing underwriters in the Company IPO (as defined in the Merger Agreement) pursuant to which each Insider shall agree that it shall not Transfer (as defined herein) any shares of the Company’s common stock, $0.01 par value per share (“Common Stock”), other than as expressly permitted by such agreement, for the period required by the managing underwriters in the Company IPO (which shall not exceed 180 days following the date of the underwriting agreement relating to the Company IPO and shall be commensurate with the lock-up period of shortest duration set forth in any lock-up agreement entered into by any director, officer or shareholder that is an Affiliate (as defined in the Merger Agreement) of JAB (as defined below), with the managing underwriters in the Company IPO); provided, that, if prior to the expiration date of the lock-up in the Lockup Agreement, the managing underwriters in the Company IPO release JAB or any of its Affiliates from the terms of such lockup agreement entered into by JAB or any of its Affiliates in connection with the Company IPO, JAB shall request that the managing underwriters also release each Insider from the terms of the Lockup Agreement to permit each Insider to Transfer a number of Merger Shares (as defined below) beneficially owned by it as otherwise permitted by this Sponsor Letter Agreement.

3. Each Insider agrees that it shall not Transfer any Sponsor Shares, SPAC Shares or any shares of Common Stock that are received by such Insider as part of the Aggregate Transaction Share Consideration in the Merger, (such shares of Common Stock, the “Merger Shares”, which, for the avoidance of doubt, excludes shares of Common Stock, if any, acquired by the Insiders in the open market and shares of Common Stock underlying the Private Placement Warrants) (collectively, the “Restricted Shares”) beneficially owned by it until the earlier of (1) the third anniversary of the Closing Date (as defined in the Merger Agreement) and (2) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, except in accordance with this paragraph 3. Notwithstanding the foregoing, (i) each Insider may effect a Permitted Transfer of any Sponsor Shares, SPAC Shares or Merger Shares beneficially owned by it, (ii) following the expiration of the Lockup Agreement until the third anniversary of the Closing Date (the “Extended Lockup Date”), each Insider may Transfer up to thirty-three percent (33%) of the total number of such Insider’s Merger Shares, (iii) following the Extended Lockup Date, each Insider may Transfer the remaining Merger Shares beneficially owned by it; provided, that, if prior to the Extended Lockup Date, JAB or any of its Affiliates Transfers a number of JAB Owned Shares (other than (x) JAB Owned Shares Transferred to current minority partners of Pret Panera GP III G.P. in redemption of their partnership interests therein and (y) JAB Owned Shares sold by JAB or any of its Affiliates to public investors in the Company IPO, if any), then each Insider shall be permitted to Transfer an additional Pro Rata number of Merger Shares beneficially owned by it and (iv) in the event that (a) the Parties (as defined in the Merger Agreement) and the Sponsor have consulted in good faith and determined that the Intended Tax Treatment should not apply to the Merger or (b) prior to the Extended Lockup Date, the Intended Tax Treatment (as defined in the Merger Agreement) does not apply to the Merger, as established by a final determination (within the meaning of Section 1313(a) of the Code (as defined in the Merger Agreement)), then each Insider may Transfer (in addition to those permitted to be Transferred under the preceding clause (ii)) such number of Merger Shares beneficially owned by it as is necessary to satisfy any Tax (as defined in the Merger Agreement) Liability (as defined in the Merger Agreement) incurred as a result of the Transactions (as defined in the Merger Agreement).

(a) Definitions:

(i) “JAB” means JAB Holdings B.V.

(ii) “JAB Owned Shares” means such number of shares of Common Stock beneficially owned by JAB, excluding, for purposes of determining such amount, with respect to any entity owned jointly by JAB and JAB Consumer Partners SCA SICAR (the “JCP Fund”), a number of shares of Common Stock equal to the total number of shares of Common Stock beneficially owned by such jointly owned entity multiplied by the JCP Fund’s economic percentage ownership interest in such entity (it being understood, that the intent of the parties hereto is for “JAB Owned Shares” to include only those shares of Common Stock in which JAB has a pecuniary interest and upon a liquidation of both Pret Panera III G.P. and Pret Panera Holdings B.V. would have sole dispositive power over).

(iii) “Permitted Transfer” means any Transfer (1) to SPAC’s officers or directors, any Affiliates or family member of any of SPAC’s officers or directors, any members or partners of the Insiders or their respective Affiliates, any Affiliates of the Insiders, or any employees of such Affiliates; (2) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; (3) in the case of an individual, (a) by gift to a member of such individual’s immediate family, (b) to a trust the beneficiary of which is such individual, a member of such individual’s immediate family or an Affiliate of such individual or (c) to a charitable organization; (4) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; and (5) in the case of an individual, pursuant to a qualified domestic relations order; provided, that any transferee of any Permitted Transfer must enter into a written

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agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Sponsor Letter Agreement prior to the occurrence of such transfer.

(iv) “Pro Rata” means such number of shares of Common Stock held by each Insider representing the same percentage of JAB Owned Shares Transferred by JAB or any of its Affiliates (other than (x) JAB Owned Shares Transferred to current minority partners of Pret Panera GP III G.P. in redemption of their partnership interests therein and (y) JAB Owned Shares sold by JAB or any of its Affiliates to public investors in the Company IPO, if any) (e.g., if JAB Transfers 40% of the JAB Owned Shares as of the Closing Date, then prior to the Extended Lockup Date, each Insider (including their respective Permitted Transfers) shall be permitted to Transfer shares of Common Stock representing forty percent (40%) of all shares of Common Stock beneficially owned by each Insider as of the expiration of the Lockup Agreement in addition to the thirty-three percent (33%) of all of shares of Common Stock beneficially owned by each Insider as of the Closing as permitted by Section 3(ii) of this Agreement) to be transferred following the expiration of the Lockup Agreement.

(v) “Transfer” shall mean, directly or indirectly, (1) the sale or assignment of, offer to sell, contract or agreement to sell, grant of any option to purchase or other disposition of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act (as defined in the Merger Agreement) with respect to, Restricted Shares, (2) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, Restricted Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (3) the public announcement of any intention to effect any transaction specified in clause (1) or (2). For the avoidance of doubt, Transfers of shares of Common Stock by Pret Panera III G.P. or Pret Panera Holdings B.V. to the JCP Fund shall not be deemed a Transfer.

4. Each Insider acknowledges that Sponsor is a party to a letter agreement with SPAC dated February 24, 2021 (“Existing Letter Agreement”), which includes, among other things, an agreement to vote Sponsor’s Sponsor Shares and SPAC Shares in favor of a Business Combination, transfer restrictions with respect to the Sponsor Shares and SPAC Shares, and a waiver of any and all right, title, interest or claim of any kind in or to any distribution of the trust account into which a portion of the net proceeds of SPAC’s initial public offering were deposited. Each Insider acknowledges and agrees that this Sponsor Letter Agreement is made in addition to, and does not amend, modify, terminate, or replace, the Existing Letter Agreement, and the Existing Letter Agreement remains in full force and effect.

5. Subject to the Lockup Agreement, the Sponsor agrees that it shall not Transfer, assign or sell (i) any Private Placement Warrants (as defined the Existing Letter Agreement) or (ii) any Company Warrants (as defined in the Merger Agreement) received as consideration by the Insiders in exchange for the SPAC Warrants (as defined in the Merger Agreement) in connection with the Merger, in each case, until 30 days after the consummation of the Merger; provided, however, that the foregoing shall not apply to Permitted Transfers; provided, that any transferee of any Permitted Transfer must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Sponsor Letter Agreement prior to the occurrence of such Transfer.

6. This Sponsor Letter Agreement shall be governed by and construed and enforced in accordance with the laws of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in the Borough of Manhattan, State of New York, New York County), without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Each Insider hereby (i) agrees that any action, proceeding or claim against him arising out of or relating in any way to this Sponsor Letter Agreement (a “Proceeding”) shall be brought and enforced in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court sitting in the Borough of Manhattan, State of New York, New York County), and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive and (ii) waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Each Insider agrees

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that service of any process, summons, notice or document by registered mail to such Insider’s respective address set forth below its signature hereto shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

7. This Sponsor Letter Agreement and the Existing Letter Agreement constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. In the event of any inconsistency, conflict or ambiguity as to the rights and obligations of the parties hereto under this Sponsor Letter Agreement and the Existing Letter Agreement, the terms of this Sponsor Letter Agreement shall control and supersede any such inconsistency, conflict or ambiguity. This Sponsor Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

8. Each Insider hereby agrees and acknowledges that: (i) SPAC and the Company would be irreparably injured in the event of a breach of such Insider’s respective obligations of this Sponsor Letter Agreement, (ii) monetary damages may not be an adequate remedy for such breach and (iii) SPAC and the Company shall be entitled to seek injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach.

9. This Sponsor Letter Agreement shall be binding on each Insider and its respective successors and assigns. This Sponsor Letter Agreement shall terminate on the earlier of (i) the expiration of the Extended Lockup Date and (ii) the termination of the Merger Agreement in accordance with its terms; provided, that such termination shall not relieve the Insiders from liability for any breach of this Sponsor Letter Agreement prior to its termination. Prior to any valid termination of the Merger Agreement, each Insider shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws (as defined in the Merger Agreement) to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein.

10. This Sponsor Letter Agreement and any amendment hereto may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Sponsor Letter Agreement or any amendment hereto by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Sponsor Letter Agreement or any amendment hereto.

11. Whenever possible, each provision of this Sponsor Letter Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Sponsor Letter Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Sponsor Letter Agreement shall remain in full force and effect so long as the substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision of this Sponsor Letter Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Sponsor Letter Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

[Signature Page Follows]

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Very truly yours,

USHG INVESTMENTS, LLC

By:	/s/ Avisheh Avini

Name:	Avisheh Avini
Title:	Chief Legal Officer

SHARE OUR STRENGTH

By:	/s/ Thomas Nelson

Name:	Thomas Nelson
Title:	Chief Executive Officer

ACKNOWLEDGED AND AGREED:

PANERA BRANDS, INC.

By:	/s/ Niren Chaudhary

Name:	Niren Chaudhary
Title:	President and Chief Executive Officer

USHG ACQUISITION CORP.

By:	/s/ Adam D. Sokoloff

Name:	Adam D. Sokoloff
Title:	Chief Executive Officer

[Signature Page to Sponsor Letter Agreement]

Exhibit 10.2

EXECUTION VERSION

PANERA BRANDS, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

November 8, 2021

8.5	Counterparts; Electronic Signatures	7
8.6	Notices	7
8.7	Amendments and Waivers	8
8.8	Severability	8
8.9	Corporate Securities Law	8
8.10	Entire Agreement	8
8.11	Specific Performance	8

ii

PANERA BRANDS, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

THIS COMMON STOCK SUBSCRIPTION AGREEMENT (this “Agreement”) is made as of November 8, 2021, by and between Panera Brands, Inc., a Delaware corporation (the “Company”), and Daniel H. Meyer (the “Investor”).

THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Purchase and Sale of Common Stock.

1.1 Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, the Investor agrees to purchase from the Company, and the Company agrees to sell and issue to the Investor, the Shares (as defined below) at a price per share equal to the per share initial public offering price (before underwriting discounts and commissions) in the Qualified IPO (as defined below) (the “IPO Price”). “Shares” shall mean the number of shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), equal to the Investment Amount (as defined below) divided by the IPO Price, rounded down to the nearest whole share (with the total purchase price correspondingly reduced for such fractional share amount). “Qualified IPO” shall mean the issuance and sale of shares of the Common Stock by the Company, pursuant to an Underwriting Agreement (the “Underwriting Agreement”) to be entered into by and among the Company and certain underwriters (the “Underwriters”), in connection with the Company’s initial public offering pursuant to a registration statement on Form S-1 (including all amendments and supplements thereto, the “Registration Statement”). The “Investment Amount” shall be an amount equal to $6.0 million.

1.2 Closing. The purchase and sale of the Shares shall take place at the location and at the time immediately prior to the closing of the Qualified IPO (which time and place are designated as the “Closing”). At the Closing, the Investor shall make payment of the purchase price of the Shares by wire transfer in immediately available funds to the account specified by the Company against delivery to the Investor of the Shares registered in the name of the Investor, which Shares shall be uncertificated.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that as of the date hereof and as of the date of the Closing:

2.1 Organization, Good Standing and Qualification.

(a) The Company has been duly organized and is validly existing under the laws of the State of Delaware, with power and authority to own its properties and conduct its business as is currently being conducted and to enter into and perform its obligations under this Agreement.

(b) The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it is required to be so qualified or in good standing, except where the failure to so qualify or be in good standing would not, individually or in the aggregate, have a Material Adverse Effect. “Material Adverse Effect” shall mean any material adverse change, event, effect or occurrence involving a prospective material adverse change, event, effect or occurrence, in or affecting (i) the business, properties, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement, including the issuance and sale of the Shares, or to consummate the transactions contemplated as part of its Qualified IPO.

2.2 Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Company under this Agreement, and the authorization, issuance, sale and delivery of the Shares being sold hereunder has been taken, and this Agreement constitutes the valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3 Valid Issuance. At the Closing, the Shares being purchased by the Investor hereunder will be duly authorized and, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws or as contemplated hereby and will not have been issued in violation of any preemptive rights, whether created under the Company’s organizational documents (as adopted on or prior to the Closing) or the laws of its jurisdiction of incorporation or otherwise.

2.4 Compliance with Other Instruments.

(a) The Company is not in violation or default of any provision of its Certificate of Incorporation or Bylaws, as amended and in effect.

(b) Except as would not be material to the Company, the Company is not in violation or default in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material violation or default or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such provision, instrument, judgment, order, writ, decree or contract or an event that results in the creation of any material lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations or any of its assets or properties.

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2.5 Registration Statement. The Registration Statement, including any amendment thereto and any information deemed to be included therein pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), will comply as of its filing date in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC promulgated thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date it is declared effective by the SEC, the Registration Statement, as so amended, and any related registration statements, will comply in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC promulgated thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any preliminary prospectus included in the Registration Statement or any amendment thereto, any free writing prospectus related to the Registration Statement and any final prospectus related to the Registration Statement filed pursuant to Rule 424 promulgated under the Securities Act, in each case as of its date, will comply in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, and, taken together, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.6 Brokers or Finders. The Company has not engaged any brokers, finders or agents such that the Investor will incur, directly or indirectly, as a result of any action taken by the Company, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the sale of the Shares contemplated by this Agreement.

2.7 Private Placement. Assuming the accuracy of the representations, warranties and covenants of the Investor set forth in Section 3 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Investor under this Agreement.

3. Representations, Warranties and Covenants of the Investor. The Investor hereby represents and warrants that as of the date hereof and as of the date of the Closing:

3.1 Authorization. This Agreement constitutes a valid and legally binding obligation of the Investor, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2 Purchase Entirely for Own Account. By the Investor’s execution of this Agreement, the Investor hereby confirms, that (i) the Shares to be received by the Investor will be acquired for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof and (ii) that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same, except as permitted by applicable federal or state securities laws. By executing this Agreement, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

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3.3 Disclosure of Information. The Investor believes he has received all the information he considers necessary or appropriate for deciding whether to purchase the Shares. The Investor further represents that he has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and the business, properties, prospects and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement or the right of the Investor to rely thereon.

3.4 Investment Experience. The Investor acknowledges that he is able to fend for himself, can bear the economic risk of his investment, and has such knowledge and experience in financial or business matters that he is capable of evaluating the merits and risks of the investment in the Shares.

3.5 Accredited Investor. The Investor is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act, as presently in effect.

3.6 Brokers or Finders. The Investor has not engaged any brokers, finders or agents such that the Company will incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the sale of the Shares contemplated by this Agreement.

3.7 Restricted Securities. The Investor understands that the Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. In this connection, the Investor represents that he is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

3.8 Legends. The Investor understands that the Shares may bear one or all of the following legends:

(a) “THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTIONS THESE SECURITIES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, APPLICABLE STATE SECURITIES LAWS (PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM). INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.”

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(b) Any legend required by applicable state “blue sky” securities laws, rules and regulations.

3.9 Lock-Up Agreement. The Investor hereby confirms that he will enter into a customary lock-up agreement with the managing underwriters in the Qualified IPO (the “Lock-Up Agreement”) pursuant to which the Investor shall agree that he shall not sell or otherwise transfer or dispose of the Shares, other than as expressly permitted by the Lock-Up Agreement, for the period required by the managing underwriters in the Qualified IPO (which shall not exceed 180 days and shall be commensurate with the lock-up period of shortest duration set forth in any lock-up agreement entered into by any director, officer or shareholder that is an affiliate of JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands, with the managing underwriters in the Qualified IPO).

4. Conditions of the Investor’s Obligations at Closing. The obligations of the Investor under subsection 1.1 of this Agreement are subject to the fulfillment (or valid waiver by the Investor) on or before the Closing of each of the following conditions.

4.1 Representations and Warranties. The representations and warranties of the Company contained in Sections 2.1(b) and 2.4(b) shall be true and correct on and as of the Closing, except as would not reasonably be expected to have a Material Adverse Effect on the Company. The representations and warranties of the Company contained in Sections 2.1(a), 2.2, 2.3, 2.4(a), 2.5, 2.6 and 2.7 shall be true and correct on and as of the Closing.

4.2 Covenants, Agreements and Other Conditions. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by the Investor to the Company and the Company fails to cure such non-compliance in all material respects within five (5) Business Days of receipt of such notice.

4.3 Public Offering Shares. The Underwriters shall have purchased, immediately prior to the purchase of the Shares by the Investor hereunder, shares of Common Stock in the Qualified IPO pursuant to the Underwriting Agreement (excluding shares of Common Stock pursuant to any option thereof).

4.4 Absence of Injunctions, Decrees, Etc. During this period from the date of this Agreement to immediately prior to the Closing, no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated at the Closing.

5. Conditions of the Company’s Obligations at Closing. The obligations of the Company under subsection 1.1 of this Agreement are subject to the fulfillment (or valid waiver by the Company) on or before the Closing of each of the following conditions.

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5.1 Representations, Warranties and Covenants. The representations, warranties and covenants of the Investor contained in Section 3 shall be true and correct on and as of the Closing.

5.2 Public Offering Shares. The Underwriters shall have purchased, immediately prior to the purchase of the Shares by the Investor hereunder, shares of Common Stock in the Qualified IPO pursuant to the Underwriting Agreement (excluding shares of Common Stock pursuant to any option thereof).

5.3 Absence of Injunctions, Decrees, Etc. During this period from the date of this Agreement to immediately prior to the Closing, no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated at the Closing.

6. Termination. This Agreement shall terminate (a) at any time upon the written consent of the Company and the Investor, (b) upon the withdrawal by the Company of the Registration Statement or (c) upon the termination of that certain Investment Agreement and Plan of Merger, dated as of November 8, 2021, by and among the Company, Rye Merger Sub Inc. and USHG Acquisition Corp., in accordance with its terms.

7. Lead Independent Director. The Investor acknowledges that prior to the consummation of the Qualified IPO, the Investor will be appointed as the Lead Independent Director of the Company’s Board of Directors and the Investor will accept such appointment. The Investor acknowledges that he will be named in the Registration Statement as a director or director nominee of the Company and will deliver any consents or other documentation required in connection therewith. As compensation for, and subject to, the Investor’s service on the Company’s Board of Directors, the Investor will be granted an award under the Company’s employee stock ownership plan to be in effect following the consummation of the Qualified IPO, which is expected to include substantially similar terms as the Company’s employee stock ownership plan in effect as of the date hereof, subject to approval by the Company’s Board of Directors. The Company hereby agrees that such award will be matched to the amount of the Investor’s investment hereunder on a 1.0:1.0 basis, subject to a 3-year cliff vesting period and the Investor’s continued service on the Company’s Board of Directors.

8. Miscellaneous.

8.1 Publicity. No party shall issue any press release or make any other public announcement, including any website posting or social media post, that includes the name or any logo or brand name of any party, or discloses the terms of this Agreement or the fact that the Investor has made or proposes to make an investment in the Company, except as required in the Registration Statement (in the Company’s sole discretion) or otherwise as may be required by law or with the prior written consent of the other parties. The Company will provide reasonable advance notice to the Investor prior to making any disclosure of this Agreement or the terms hereof in any filings made with the SEC, and will provide the other parties with reasonable opportunity to review and comment on such proposed disclosures.

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8.2 Survival of Warranties. The warranties, representations and covenants of the Company and the Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor or the Company.

8.3 Successors and Assigns. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by the Investor without the prior written consent of the Company; provided, however, that after the Closing, the Shares and the rights, duties and obligations of the Investor hereunder may be assigned to an affiliate of the Investor without the prior written consent of the Company. Any attempt by the Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement in a manner that is not permitted by the foregoing sentence to be made without such permission shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

8.4 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

8.5 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

8.6 Notices. All notices, requests, claims, demands and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following business day), addressed as follows or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above:

(a) if to the Investor, to the Investor’s address or electronic mail address as shown on the Investor’s signature page to this Agreement, with copies (which shall not constitute notice) to Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, TX 77002; Attention: Ryan J. Maierson and Ryan J. Lynch.

(b) if to the Company, to the attention of the General Counsel of the Company at 3630 South Geyer Road, Suite 100, St. Louis, Missouri 63127, or at such other current address or electronic mail address as the Company shall have furnished to the Investor, with a copy (which shall not constitute notice) to Paul T. Schnell and Sean C. Doyle, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001.

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In the event of any conflict between the Company’s books and records and this Agreement or any notice delivered hereunder, the Company’s books and records will control absent fraud or error.

8.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor; provided, however, that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.

8.8 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

8.9 Corporate Securities Law. THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

8.10 Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, with respect to the subject matter contemplated by this Agreement exist between the parties hereto, except as expressly set forth or referenced in this Agreement.

8.11 Specific Performance. The parties to this Agreement hereby acknowledge and agree that the Company would be irreparably injured by a breach of this Agreement by the Investor, and the Investor would be irreparably injured by a breach of this Agreement by the Company, and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be

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suffered by the aggrieved party in the event that this agreement is breached. Therefore, each of the parties to this Agreement agree to the granting of specific performance of this Agreement and injunctive or other equitable relief in favor of the aggrieved party as a remedy for any such breach, without proof of actual damages, and the parties to this Agreement further waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement, but shall be in addition to all other remedies available at law or in equity to the aggrieved party. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Common Stock Subscription Agreement as of the date first above written.

PANERA BRANDS, INC.

By:	/s/ Niren Chaudhary
Name:	Niren Chaudhary
Title:	President and Chief Executive Officer

[Signature Page to Common Stock Subscription Agreement – DM]

IN WITNESS WHEREOF, the parties have executed this Common Stock Subscription Agreement as of the date first above written.

INVESTOR: Daniel H. Meyer

By:	/s/ Daniel H. Meyer

Address:
Electronic Mail:

[Signature Page to Common Stock Subscription Agreement – DM]

Exhibit 10.3

EXECUTION VERSION

PANERA BRANDS, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

November 8, 2021

7.5 Counterparts; Electronic Signatures	7
7.6 Notices	7
7.7 Amendments and Waivers	8
7.8 Severability	8
7.9 Corporate Securities Law	8
7.10 Entire Agreement	8
7.11 Specific Performance	9

ii

PANERA BRANDS, INC.

COMMON STOCK SUBSCRIPTION AGREEMENT

THIS COMMON STOCK SUBSCRIPTION AGREEMENT (this “Agreement”) is made as of November 8, 2021, by and between Panera Brands, Inc., a Delaware corporation (the “Company”), USHG Acquisition Corp., a Delaware corporation (“SPAC”), and JAB Holdings B.V., a private limited liability company incorporated under the laws of the Netherlands (the “Investor”). Capitalized terms used but not defined herein shall have the meaning set forth in the Investment Agreement and Plan of Merger, dated as of November 8, 2021 (the “Investment Agreement”), by and among the Company, Rye Merger Sub, Inc., a Delaware corporation, and SPAC.

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.    Purchase and Sale of Common Stock.

1.1    Sale and Issuance of Common Stock. Subject to the terms and conditions of this Agreement, the Investor agrees to purchase from the Company, and the Company agrees to sell and issue to the Investor, the Shares (as defined below) at a price per share equal to the per share initial public offering price (before underwriting discounts and commissions) in the Qualified IPO (as defined below) (the “IPO Price”). “Shares” shall mean the number of shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), equal to the Investment Amount (as defined below) divided by the IPO Price, rounded down to the nearest whole share (with the total purchase price correspondingly reduced for such fractional share amount). “Qualified IPO” shall mean the issuance and sale of shares of the Common Stock by the Company, pursuant to an Underwriting Agreement (the “Underwriting Agreement”) to be entered into by and among the Company and certain underwriters (the “Underwriters”), in connection with the Company’s initial public offering pursuant to a registration statement on Form S-1 (including all amendments and supplements thereto, the “Registration Statement”). The “Investment Amount” shall be an amount equal to either (a) if the Closing (as defined in the Investment Agreement) (the “Merger Closing”) has occurred, the aggregate dollar value of all of the SPAC Stockholder Redemptions or (b) if the Investment Agreement is terminated, $287,500,000.00.

1.2    Closing. The purchase and sale of the Shares contemplated in subsection 1.1 (the “Closing”) shall take place at the location and at the time that is (a) if the Investment Agreement has not been terminated, immediately subsequent to the Merger Closing or (b) if the Investment Agreement has been terminated, the later of (x) immediately subsequent to the closing of the Qualified IPO and (y) ten (10) Business Days following the termination of the Investment Agreement. At the Closing, the Investor shall make payment of the purchase price of the Shares by wire transfer in immediately available funds to the account specified by the Company against delivery to the Investor of the Shares registered in the name of the Investor, which Shares shall be uncertificated.

2.    Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that as of the date hereof and as of the date of the Closing:

2.1    Organization, Good Standing and Qualification.

(a)    The Company has been duly organized and is validly existing under the laws of the State of Delaware, with power and authority to own its properties and conduct its business as is currently being conducted and to enter into and perform its obligations under this Agreement.

(b)    The Company is duly qualified to transact business and is in good standing in each jurisdiction in which it is required to be so qualified or in good standing, except where the failure to so qualify or be in good standing would not, individually or in the aggregate, have a Material Adverse Effect. “Material Adverse Effect” shall mean any material adverse change, event, effect or occurrence involving a prospective material adverse change, event, effect or occurrence, in or affecting (i) the business, properties, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement, including the issuance and sale of the Shares, or to consummate the transactions contemplated as part of its Qualified IPO.

2.2    Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Company under this Agreement, and the authorization, issuance, sale and delivery of the Shares being sold hereunder has been taken, and this Agreement constitutes the valid and legally binding obligations of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

2.3    Valid Issuance. At the Closing, the Shares being purchased by the Investor hereunder will be duly authorized and, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer under applicable state and federal securities laws or as contemplated hereby and will not have been issued in violation of any preemptive rights, whether created under the Company’s organizational documents (as adopted on or prior to the Closing) or the laws of its jurisdiction of incorporation or otherwise.

2.4    Compliance with Other Instruments.

(a)    The Company is not in violation or default of any provision of its Certificate of Incorporation or Bylaws, as amended and in effect.

(b)    Except as would not be material to the Company, the Company is not in violation or default in any material respect of any instrument, judgment, order, writ, decree or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by

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this Agreement will not result in any material violation or default or be in conflict with or constitute, with or without the passage of time and giving of notice, either a material default under any such provision, instrument, judgment, order, writ, decree or contract or an event that results in the creation of any material lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business or operations or any of its assets or properties.

2.5    Registration Statement. The Registration Statement, including any amendment thereto and any information deemed to be included therein pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), will comply as of its filing date in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC promulgated thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date it is declared effective by the SEC, the Registration Statement, as so amended, and any related registration statements, will comply in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC promulgated thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any preliminary prospectus included in the Registration Statement or any amendment thereto, any free writing prospectus related to the Registration Statement and any final prospectus related to the Registration Statement filed pursuant to Rule 424 promulgated under the Securities Act, in each case as of its date, will comply in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder, and, taken together, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.6    Brokers or Finders. The Company has not engaged any brokers, finders or agents such that the Investor will incur, directly or indirectly, as a result of any action taken by the Company, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the sale of the Shares contemplated by this Agreement.

2.7    Private Placement. Assuming the accuracy of the representations, warranties and covenants of the Investor set forth in Section 3 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Investor under this Agreement.

3.    Representations, Warranties and Covenants of the Investor. The Investor hereby represents and warrants that as of the date hereof and as of the date of the Closing:

3.1    Organization and Power. The Investor is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation (if the concept of “good standing” is a recognized concept in such jurisdiction) and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

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3.2    Authorization. This Agreement constitutes a valid and legally binding obligation of the Investor, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3    Government Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Investor in connection with the consummation of the transactions contemplated by this Agreement.

3.4    Purchase Entirely for Own Account. By the Investor’s execution of this Agreement, the Investor hereby confirms, that (i) the Shares to be received by the Investor will be acquired for investment for the Investor’s own account, not as a nominee or agent, and not with a view to the distribution of any part thereof and (ii) that the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same, except as permitted by applicable federal or state securities laws. By executing this Agreement, the Investor further represents that the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares.

3.5    Disclosure of Information. The Investor believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares. The Investor further represents that it has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares and the business, properties, prospects and financial condition of the Company. The foregoing, however, does not limit or modify the representations and warranties of the Company in Section 3 of this Agreement or the right of the Investor to rely thereon.

3.6    Investment Experience. The Investor acknowledges that it is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

3.7    Accredited Investor. The Investor is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act, as presently in effect.

3.8    Brokers or Finders. The Investor has not engaged any brokers, finders or agents such that the Company will incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with the sale of the Shares contemplated by this Agreement.

3.9    Restricted Securities. The Investor understands that the Shares will be characterized as “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. In this connection, the Investor represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

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3.10    Legends. The Investor understands that the Shares may bear one or all of the following legends:

(a)    “THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTIONS THESE SECURITIES MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, APPLICABLE STATE SECURITIES LAWS (PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM). INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.”

(b)    Any legend required by applicable state “blue sky” securities laws, rules and regulations.

3.11    Lock-Up Agreement. The Investor hereby confirms that it will enter into a customary lock-up agreement with the managing underwriters in the Qualified IPO (the “Lock-Up Agreement”) pursuant to which the Investor shall agree that he shall not sell or otherwise transfer or dispose of the Shares, other than as expressly permitted by the Lock-Up Agreement, for the period required by the managing underwriters in the Qualified IPO.

4.    Conditions of the Investor’s Obligations at Closing. The obligations of the Investor under subsection 1.1 of this Agreement are subject to the fulfillment (or valid waiver by the Investor) on or before the Closing of each of the following conditions.

4.1    Representations and Warranties. The representations and warranties of the Company contained in Sections 2.1(b) and 2.4(b) shall be true and correct on and as of the Closing, except as would not reasonably be expected to have a Material Adverse Effect on the Company. The representations and warranties of the Company contained in Sections 2.1(a), 2.2, 2.3, 2.4(a), 2.5, 2.6 and 2.7 shall be true and correct on and as of the Closing.

4.2    Covenants, Agreements and Other Conditions. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing; provided, that this condition shall be deemed satisfied unless written notice of such non-compliance is provided by the Investor to the Company and the Company fails to cure such non-compliance in all material respects within five (5) Business Days of receipt of such notice.

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4.3    Public Offering Shares. The Underwriters shall have purchased, immediately prior to the purchase of the Shares by the Investor hereunder, shares of Common Stock in the Qualified IPO pursuant to the Underwriting Agreement (excluding shares of Common Stock pursuant to any option thereof).

4.4    Absence of Injunctions, Decrees, Etc. During this period from the date of this Agreement to immediately prior to the Closing, no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated at the Closing.

5.    Conditions of the Company’s Obligations at Closing. The obligations of the Company under subsection 1.1 of this Agreement are subject to the fulfillment (or valid waiver by the Company) on or before the Closing of each of the following conditions.

5.1    Representations, Warranties and Covenants. The representations, warranties and covenants of the Investor contained in Section 3 shall be true and correct on and as of the Closing.

5.2    Public Offering Shares. The Underwriters shall have purchased, immediately prior to the purchase of the Shares by the Investor hereunder, shares of Common Stock in the Qualified IPO pursuant to the Underwriting Agreement (excluding shares of Common Stock pursuant to any option thereof).

5.3    Absence of Injunctions, Decrees, Etc. During this period from the date of this Agreement to immediately prior to the Closing, no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated at the Closing.

6.    Termination. This Agreement shall terminate (a) if the Investment Agreement has not been terminated, at any time upon the written consent of the Company, the Investor and SPAC, or (b) upon the withdrawal by the Company of the Registration Statement.

7.    Miscellaneous.

7.1    Publicity. No party shall issue any press release or make any other public announcement, including any website posting or social media post, that includes the name or any logo or brand name of any party, or discloses the terms of this Agreement or the fact that the Investor has made or proposes to make an investment in the Company, except as required in the Registration Statement (in the Company’s sole discretion) or otherwise as may be required by law or with the prior written consent of the other parties. The Company will provide reasonable advance notice to the Investor prior to making any disclosure of this Agreement or the terms hereof in any filings made with the SEC, and will provide the other parties with reasonable opportunity to review and comment on such proposed disclosures.

7.2    Survival of Warranties. The warranties, representations and covenants of the Company and the Investor contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor or the Company.

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7.3    Successors and Assigns. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by the Investor without the prior written consent of the Company; provided, however, that the Shares and the rights, duties and obligations of the Investor hereunder may be assigned to an affiliate of the Investor without the prior written consent of the Company. Any attempt by the Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement in a manner that is not permitted by the foregoing sentence to be made without such permission shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

7.4    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

7.5    Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, including docusign, e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

7.6    Notices. All notices, requests, claims, demands and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following business day), addressed as follows or to such other address as the party to whom notice is given may have previously furnished to the others in writing in the manner set forth above:

(a)    if to the Investor, to the Investor’s address or electronic mail address as shown on the Investor’s signature page to this Agreement, with a copy (which shall not constitute notice) to Paul T. Schnell and Sean C. Doyle, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001.

(b)    if to the Company, to the attention of the General Counsel of the Company at 3630 South Geyer Road, Suite 100, St. Louis, Missouri 63127, or at such other current address or electronic mail address as the Company shall have furnished to the Investor, with a copy (which shall not constitute notice) to Paul T. Schnell and Sean C. Doyle, Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York 10001.

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(c)    if to SPAC, to the attention of Adam D. Sokoloff at 853 Broadway, 17th Floor, New York, New York, or at such other current address or electronic mail address as the Company shall have furnished to the Investor, with a copy (which shall not constitute notice) to Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, TX 77002; Attention: Ryan J. Maierson and Ryan J. Lynch.

In the event of any conflict between the Company’s books and records and this Agreement or any notice delivered hereunder, the Company’s books and records will control absent fraud or error.

7.7    Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor and, if the Investment Agreement has not been terminated, SPAC; provided, however, that any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party.

7.8    Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

7.9    Corporate Securities Law. THE SALE OF THE SECURITIES THAT ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL, UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON THE QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

7.10    Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. No representations, warranties, covenants, understandings, agreements, oral or otherwise, with respect to the subject matter contemplated by this Agreement exist between the parties hereto, except as expressly set forth or referenced in this Agreement.

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7.11    Specific Performance. The parties to this Agreement hereby acknowledge and agree that the Company would be irreparably injured by a breach of this Agreement by the Investor, and the Investor would be irreparably injured by a breach of this Agreement by the Company, and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by the aggrieved party in the event that this agreement is breached. Therefore, each of the parties to this Agreement agree to the granting of specific performance of this Agreement and injunctive or other equitable relief in favor of the aggrieved party as a remedy for any such breach, without proof of actual damages, and the parties to this Agreement further waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this Agreement, but shall be in addition to all other remedies available at law or in equity to the aggrieved party. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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IN WITNESS WHEREOF, the parties have executed this Common Stock Subscription Agreement as of the date first above written.

PANERA BRANDS, INC.

By:	/s/ Niren Chaudhary
Name:	Niren Chaudhary
Title:	President and Chief Executive Officer

[Signature Page to Common Stock Subscription Agreement – JAB]

IN WITNESS WHEREOF, the parties have executed this Common Stock Subscription Agreement as of the date first above written.

INVESTOR: JAB HOLDINGS B.V.

By:	/s/ Luuk Hoogeveen
Name: Luuk Hoogeveen
Title: Managing Director

By:	/s/ Frank Engelen
Name: Frank Engelen
Title: Managing Director

Address:

Electronic Mail:

[Signature Page to Common Stock Subscription Agreement – JAB]

IN WITNESS WHEREOF, the parties have executed this Common Stock Subscription Agreement as of the date first above written.

SPAC:

USHG ACQUISITION CORP.

By:	/s/ Adam D. Sokoloff
Title: Adam D. Sokoloff Name: Chief Executive Officer

[Signature Page to Common Stock Subscription Agreement – JAB]

Exhibit 99.1

Danny Meyer’s USHG Acquisition Corp. to be Cornerstone Partner alongside Panera Brands IPO

Panera Brands will pursue a traditional IPO with Mr. Meyer and USHG Acquisition Corp. as key partners

Mr. Meyer to become Lead Independent Director of Panera Brands Board

ST. LOUIS, MO and NEW YORK, NY – November 9, 2021 — Panera Brands, which includes the iconic fast casual and hospitality brand Panera Bread as well as Caribou Coffee and Einstein Bros. Bagels, and USHG Acquisition Corp. (NYSE:HUGS) (“HUGS”), a company sponsored by an affiliate of Union Square Hospitality Group, LLC, one of the world’s leading hospitality businesses, announced today that they have signed an agreement through which HUGS will become a cornerstone partner with Panera Brands (the “Transaction”). Danny Meyer will also invest directly in Panera Brands at the time of the previously announced Panera Brands IPO and become Lead Independent Director of Panera Brands’ board following completion of the IPO.

The closing of the Transaction will take place following the completion of the Panera Brands IPO, which will be undertaken via a customary IPO process, and approval of HUGS shareholders. Pursuant to the Transaction, HUGS shareholders will become direct shareholders in Panera Brands, alongside current and future shareholders of Panera Brands after the Panera Brands IPO. JAB, which is Panera Brands’ primary shareholder, subject to completion of the Panera Brands IPO, has agreed to make a dollar-for-dollar investment in shares of Panera common stock in an amount equal to the amount of any redemptions of HUGS shares.

Danny Meyer, Chairman of HUGS and founder of Union Square Hospitality Group said, “Under CEO Niren Chaudhary’s leadership, Panera Brands embodies values consistent with HUGS and our Enlightened Hospitality roots, demonstrating that shareholder success is dependent on and driven by an employee-first stakeholder culture. Importantly, Panera Brands meets our investment criteria to combine with a purpose-driven business that is scalable and built for the long-term; a market leader whose greatest strength is its talent and heart; a company where people love to work and with which customers, suppliers and partners love doing business. We are excited to partner with Panera Brands alongside JAB.”

Niren Chaudhary, Chief Executive Officer of Panera Brands, stated, “We’ve long admired Danny’s work as he built some of today’s most beloved brands with a relentless focus on hospitality and culture. The values of Panera Brands, which are based on a belief that we can be force multipliers for good, creating a positive impact on our communities and the planet, are values shared with Union Square Hospitality Group. We look forward to partnering to capitalize on the global growth opportunity for our brands.”

David Bell, Senior Partner at JAB said, “We are excited to have Danny Meyer and HUGS as key partners with Panera Brands and for Danny to join Niren and the team as an active participant in its long-term success alongside Panera Brands shareholders. This transaction unites two of the world’s leading hospitality organizations to work together on a successful transaction.”

Adam Sokoloff, Chief Executive Officer of HUGS, said, “We went public with a focus on finding a category-leading business that embraces ‘Enlightened Hospitality’, including attracting and retaining the best talent by putting employees first, creating deep and emotional connections with customers and community, and being mindful of all stakeholders. We believe we found the ideal fit in Panera Brands.”

Transaction

Panera Brands and HUGS entered into definitive agreement in connection with the Transaction pursuant to which a newly formed wholly owned subsidiary of Panera Brands will merge with and into HUGS. As a result of the merger:

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Each issued and outstanding share of HUGS’s Class A and Class B common stock will be exchanged for a number of shares of Panera Brands’ common stock at an exchange ratio of $10.00 divided by the public offering price per share in the Panera Brands IPO.

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Each issued and outstanding warrant of HUGS will be assumed by Panera Brands and will become a warrant with respect to Panera Brands common stock, with the number of shares of Panera Brands common stock underlying each warrant adjusted based on the public offering price per share in the Panera Brands IPO in accordance with the terms of the Transaction.

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HUGS will become a wholly owned subsidiary of Panera Brands and Panera Brands will succeed to all of the cash of HUGS, net of closing costs and HUGS shareholder redemptions (which redemptions will be offset, dollar-for-dollar, subject to completion of the Panera Brands IPO, by an investment in shares of Panera Brands common stock by JAB at the public offering price per share in the Panera Brands IPO, as described above).

Closing of the Transaction is subject to completion of the Panera Brands IPO, the requisite HUGS shareholder approval and the satisfaction of other customary conditions.

Advisors

J.P. Morgan is acting as financial advisor to Panera Brands on the transaction and Skadden, Arps, State, Meagher & Flom LLP is acting as legal advisor. McDermott, Will & Emory LLP is providing tax advice to Panera Brands. Piper Sandler & Co. is acting as financial advisor to HUGS on the transaction and Latham & Watkins LLP is acting as legal advisor.

About Panera Brands

Panera Brands is one of the world’s largest fast casual restaurant companies, with nearly 4,000 locations and 110,000 employees across 10 countries. A portfolio of complementary brands bound by common values and shared growth opportunities, Panera Brands is comprised of Panera Bread®, Caribou Coffee® and Einstein Bros.® Bagels. Panera Brands companies are independently operated and underpinned by industry leading technology, loyalty, craveability, and high-quality ingredients. Panera Brands companies are united in their mission to be force multipliers for good for their guests, communities, the planet, and the shareholders they serve.

Panera Bread is a pioneer and market leader in fast casual, with leadership in the quality of its clean, transparent, sustainable ingredients, and in omnichannel access, digital convenience (45% of sales are e-commerce) and engagement (45.4 MM MyPanera loyalty members). As of June 30, 2021, there were 2,120 Panera Bread bakery-cafes in 48 states and in Ontario, Canada, operating under the Panera Bread® or Saint Louis Bread Co.® names. Caribou Coffee provides high-quality handcrafted beverages and food options, with 713 stores in 10 countries. Einstein Bros. Bagels, consisting of Einstein Bros.® Bagels, Bruegger’s Bagels®, Noah’s New York Bagels® and Manhattan Bagel® is a market leader in bagels and bagel sandwiches operating more than 1,000 company-owned and licensed units across the US.

About USHG Acquisition Corp.

USHG Acquisition Corp. (NYSE: HUGS) (“USHGAC”), is a special purpose acquisition company sponsored by an affiliate of Union Square Hospitality Group, LLC and formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities. USHGAC was created with the explicit goal of investing in a purpose-driven business on the path to becoming a public company, one that puts its own employees first, subsequently benefiting all its stakeholders in a virtuous cycle of Enlightened Hospitality—in successive order: employees, customers, community, suppliers, and investors. USHGAC has contributed a meaningful number of USHGAC founder shares to longtime partner Share Our Strength, whose No Kid Hungry program is doing vital work to end childhood hunger in America.

About Union Square Hospitality Group

Union Square Hospitality Group (USHG) has created some of New York’s most beloved restaurants, cafes, and bars, which offer outstanding food delivered with its signature warmth and hospitality. Founded by CEO Danny Meyer with the opening of Union Square Cafe in 1985, and later, other restaurants including Gramercy Tavern, The Modern, and Daily Provisions, the company extends its innovative approach to hospitality beyond the walls of its eateries. USHG offers operational and hospitality consulting via Hospitality Quotient, runs a multifaceted catering and events business, Union Square Events, and created a growth fund, Enlightened Hospitality Investments (EHI). USHG also created Shake Shack, now a separate public company (NYSE: SHAK). USHG has long supported its communities through hunger relief and civic organizations. USHG holds an unprecedented 28 James Beard Awards and has earned numerous accolades for its distinctive style of hospitality.

About JAB Holding Company

JAB Holding Company invests in consumer-focused industries with attractive long-term dynamics, including strong growth prospects, attractive margin and cash flow characteristics, and proven resiliency. Together with JAB Consumer Partners, JAB Holding Company is the largest shareholder of Keurig Dr Pepper, a leader in the North American beverage market, and has controlling stakes in JDE Peet’s, the largest pure-play fast-moving consumer goods coffee company in the world; NVA, one of the world’s largest animal care services platforms; Independence Pet Holdings, a leading provider of pet insurance; Krispy Kreme Doughnut, a global leader in doughnuts and other premium-quality sweet treats; Panera Brands, one of the world’s largest fast casual restaurant companies, which includes Panera Bread, Caribou Coffee and Einstein Bagels; Pret A Manger, a leading company in the ready-to-eat food market; Espresso House, the largest branded coffee shop chain in Scandinavia. JAB Holding Company is also the largest shareholder in Coty Inc., a global leader in beauty, and owns luxury goods company Bally.

Additional Information and Where to Find It

This press release relates to a proposed transaction between HUGS and Panera Brands. Panera Brands intends to file a registration statement on Form S-4 that will include a proxy statement of HUGS and a prospectus of Panera Brands. The proxy statement/prospectus will be sent to all HUGS stockholders. HUGS and Panera Brands also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors, and security holders of HUGS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HUGS through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by HUGS may be obtained free of charge from HUGS’s website at www.ushgac.com or by written request to HUGS at USHG Acquisition Corp., 853 Broadway, 17th Floor, New York, New York 10010.

Participants in Solicitation

HUGS and Panera Brands and their respective directors and officers may be deemed to be participants in the solicitation of proxies from HUGS’s stockholders in connection with the proposed transaction. Information about HUGS’s directors and executive officers and their ownership of HUGS’s securities is set forth in HUGS’s filings with the SEC, including HUGS’s initial public offering prospectus, which was filed with the SEC on February 25, 2021. To the extent that holdings of HUGS’s securities have changed since the amounts printed in HUGS’s initial public offering prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between HUGS and Panera Brands, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated timing of the Panera Brands IPO, and the offerings of Panera Brands and the markets in which it operates. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HUGS’s securities, (ii) the risk that a Panera Brands IPO may not be completed and that the Transaction may not be completed, in each case, by HUGS’s business combination deadline or at all, and the potential failure to obtain an extension of the business combination deadline if sought by HUGS, (iii) the failure to satisfy the conditions to the consummation of the Transaction, including the failure to complete the Panera Brands IPO, the adoption of the Transaction agreement and the Transaction by the stockholders of HUGS and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed Transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction or the Transaction agreement, (vi) the effect of the announcement or pendency of the transaction on Panera Brands’ business relationships, performance, and business generally and on its ability to consummate and IPO, (vii) risks that the proposed Transaction disrupts current plans of Panera Brands and potential difficulties in Panera Brands employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against HUGS or Panera Brands related to the Transaction agreement or the proposed transaction, (ix) the ability to maintain the listing of HUGS’s securities on the NYSE, (x) the price of HUGS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Panera Brands operates, variations in performance across competitors, changes in laws and regulations affecting Panera Brands’ business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HUGS’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described above and other documents filed by HUGS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and HUGS and Panera Brands assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither HUGS nor Panera Brands gives any assurance that either HUGS or Panera Brands will achieve its expectations.

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Contacts:

USHG Acquisition Corp.

Investor Relations

Jetty-Jane Connor

jconnor@ushg.com

Panera Brands

Media Relations

Sara Burnett

Sara.burnett@panerabread.com

JAB Holding Company

Media Relations

Tom Johnson

tbj@abmac.com